FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2008
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



GOLD FIELDS

QUARTER AND
YEAR ENDED
30 JUNE 2008

News release
Year F2008 and
Q4 F2008 results

– Reviewed preliminary results –

Gold Fields improves operational performance due to stabilization of power supplies in South Africa

JOHANNESBURG. 1 August 2008, Gold Fields Limited (NYSE & JSE: GFI) today announced net earnings for the June 2008 quarter of R843 million, compared with earnings of R1,248 million and R528 million for the March 2008 and the June 2007 quarters respectively. In US dollar terms net earnings for the June 2008 quarter were US$105 million, compared with earnings of US$167 million and US$74 million for the March 2008 and the June 2007 quarters respectively.

June 2008 quarter salient features:

- Attributable gold production increased by 5 per cent to 865,000 ounces;
- Total cash costs steady at R125,359 per kilogram (US$502 per ounce);
- Notional Cash Expenditure (operating cost plus capital expenditure) at R217,065 per kilogram (US$869 per ounce) due to high inward investment in growth projects;
- Operating profit increased 6 per cent to R2.72 billion and normalised earnings of R911 million generated;
- Commissioning underway at Cerro Corona and Tarkwa's CIL expansion due for completion in the December quarter.

Financial year salient features:

- Attributable gold production of 3.64 million ounces compared with 3.97 million ounces in the previous year;
- Total cash costs increased from R86,623 per kilogram (US$374 per ounce) to R111,315 per kilogram (US$476 per ounce) due to the lower production and cost pressures driven by the resource boom;
- Essakane and Venezuelan assets sold in the December quarter 2007, releasing R4.2 billion (US$615 million) in value;
- US$438 million invested in growth projects in Peru and Ghana;
- US$121 million invested in increasing our ownership in Sino Gold and Conquest Mining to 19.9 per cent and 19.1 per cent respectively.

Final dividend number 69 of 120 SA cents per share is payable on 25 August 2008, giving a total dividend for financial 2008 of 185 SA cents per share.

Statement by Nick Holland, Chief Executive Officer of Gold Fields:

"After a particularly difficult start to the quarter, with the accident at the South Deep Gold Mine in which nine of our colleagues tragically lost their lives, the people of Gold Fields rallied together to show their mettle. Galvanized by my statement that "we will not mine if we cannot mine safely", they took control of the safety situation on all of our mines, where a new safety culture is rapidly taking root.

Against this backdrop, Gold Fields staged a welcome recovery with production increasing by 5 per cent from Q3 which was negatively impacted by power interruptions, while maintaining a tight control on costs, despite the continued inflationary pressures world-wide. Notional Cash Expenditure (operating cost and capital expenditure) for the quarter increased from US$843 per ounce in Q3 to US$869 per ounce, largely on the back of increased capital expenditure at the international operations. The Group's NCE is expected to decline significantly early in calendar 2009 as capital expenditure on the Cerro Corona project is completed and the mine becomes operational along with the Tarkwa expansion.

A comprehensive review of infrastructure across our operations, following from the heightened safety awareness across the Group since my appointment, has resulted in urgent rehabilitation being necessary at the Main shaft infrastructure at Kloof and in particular replacement of a significant portion of the steelwork below 17 level. As a consequence, the operation of this shaft is to be suspended for approximately six months while the necessary maintenance is carried out. Kloof's production over this period is expected to reduce by between 25 and 35 per cent. Operations will continue at this shaft on a 1 day a week basis to maintain integrity of faces and ore passes. Driefontein's production will also decline in the September quarter by approximately 400 kilograms due to a need to catch up safety critical secondary support and South Deep is already in the process of reinstalling primary support at its 95 2 West and 95 3 West ramps. Production at Driefontein and South Deep should return to approximately 6,800 kilograms per quarter and 1,500 kilograms per quarter respectively by the December quarter and Kloof's production should be restored to 2,000 kilograms per month by February 2009.

Notwithstanding the short term safety related actions to be initiated in South Africa as referred to in the preceding paragraph, long awaited growth projects will be commenced and brought to full production over the next two quarters. In particular, the completion of the new Cave Rocks and Belleisle underground mines at St Ives; the addition of Cerro Corona and the completion of the Tarkwa CIL plant expansion during Q2, position Gold Fields well to achieve its short term target of a production rate of approximately 4 million ounces of gold per annum at an NCE of US$700 per ounce to US$725 per ounce at R/US$8.00, early in calendar 2009."

Stock data		JSE Limited – (GFI)	
Number of shares in issue		Range - Quarter	**ZAR87.01 – ZAR118.50**
- at end June 2008	**653,200,682**	Average Volume - Quarter	**2,751,270 shares / day**
- average for the quarter	**653,156,356**	**NYSE – (GFI)**	
Free Float	**100%**	Range - Quarter	**US$10.88 – US$15.11**
ADR Ratio	**1:1**	Average Volume - Quarter	**5,867,684 shares / day**
Bloomberg / Reuters	**GFISJ / GFLJ.J**		

| South African Rand | | | | | Salient features | | | United States Dollars | | | | |
| Year ended | | Quarter | | | | | | Quarter | | | Year ended | |
June 2007	June 2008	June 2007	March 2008	June 2008				June 2008	March 2008	June 2007	June 2008	June 2007
123,534	113,154	31,337	25,736	26,896	kg	Gold produced*	oz (000)	865	827	1,007	3,638	3,972
86,623	111,315	91,473	122,920	125,359	R/kg	Total cash costs	$/oz	502	513	401	476	374
135,666	186,088	161,485	201,181	217,065	R/kg	Notional cash expenditure	$/oz	869	843	708	796	585
51,165	49,615	12,670	12,376	12,259	000	Tons milled	000	12,259	12,376	12,670	49,615	51,165
147,595	190,623	152,510	220,612	223,568	R/kg	Revenue	$/oz	895	921	669	816	638
233	280	254	283	306	R/ton	Operating costs	$/ton	39	38	36	38	32
7,740	9,041	1,969	2,566	2,721	Rm	Operating profit	$m	355	347	278	1,244	1,075
40	39	39	42	42	%	Operating margin	%	42	42	39	39	40
2,363	4,458	528	1,248	843	Rm	Net earnings	$m	105	167	74	613	328
414	683	81	191	129	SA c.p.s.		US c.p.s.	16	26	11	94	59
2,188	2,992	506	1,246	881	Rm	Headline earnings	$m	111	176	71	412	304
392	459	78	191	135	SA c.p.s.		US c.p.s.	17	27	11	63	54
2,298	2,930	488	1,009	911	Rm	Net earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items and discontinued operations	$m	119	138	69	403	319
412	449	75	155	140	SA c.p.s.		US c.p.s.	18	21	11	62	57

* Attributable – All companies wholly owned except for Ghana (71.1%).

Prior period operational results have been restated to exclude the discontinued assets sold during the December 2007 quarter i.e. the Venezuelan assets (Choco 10).

Health and safety

We deeply regret to report a further two fatal accidents during the June quarter in addition to that reported in the March quarter. The investigation into the South Deep accident by the Department of Minerals and Energy Affairs has commenced. There were no fatal accidents reported at Beatrix nor at the international operations during the quarter and Kloof achieved one million fatality free shifts during the quarter. The fatal injury frequency rate for the June quarter regressed from 0.13 to 0.46 per million hours worked. The lost time injury frequency rate improved from 6.4 to 6.1, the serious injury frequency rate remained unchanged at 3.1 and the days lost injury frequency rate improved from 241 to 238. The international operations halved their lost time injury frequency rate in financial 2008, with Agnew achieving zero lost time injuries for the year and Damang for the last six months.

The Full Compliance Health and Safety Management System will be revised taking into consideration lessons learned from the investigations and the outcomes of the audits conducted on the recent multiple fatal accidents. The Masiphephe ("Let's be Safe") initiative, that has proved to be successful at Driefontein, is being implemented as Sawubona Kusasa ("See you tomorrow") at Kloof and Khuseulela ("Be protected") at Beatrix to improve safety performance at the rest of the South African operations. Accordingly, more than 14,300 people went through these programmes during the quarter.

Du Pont has been tasked to assess the existing health and safety management systems and benchmark them against the international best practices on the following: Leadership, Organization, Operations and Risk Assessment. Current behaviours, attitudes, practices and procedures will be analysed and a gap analysis will be conducted for each operation. It is planned to complete this audit by the end of October 2008 in South Africa.

In the drive towards improved safety, pillar extraction risk assessments are ongoing and to date, pillar mining activity has been reduced at the Driefontein and Kloof operations. Ongoing monitoring of risk parameters are being conducted to improve the overall assessment of pillar mining, seismicity and associated geological features.

The net result of the above is that pillar mining activity has reduced by 24 per cent at Driefontein and 51 per cent at Kloof and affects production by 1,200 kilograms per quarter which is already included in our forecast.

The Group remains committed to a philosophy of zero harm, and benchmarks itself against the Ontario benchmark, as well as pursuing the Mine Health and Safety Council milestones in South Africa. With the exception of South Deep and Cerro Corona, the operations have been audited and achieved OHSAS 18001 certification. The operations not currently certified are implementing the requirements of OHSAS 18001, with certification planned by the end of the calendar year.

Financial review

Quarter ended 30 June 2008 compared with quarter ended 31 March 2008

Revenue

Attributable gold production for the June 2008 quarter amounted to 865,000 ounces, compared with 827,000 ounces in the March quarter, an increase of 5 per cent. This was slightly higher than the guidance given on 25 June. Production at the South African operations increased from 520,000 ounces to 553,000 ounces or 6 per cent, as production in the March quarter was negatively affected by the power disruptions and the slow start-up after the Christmas break. Attributable production at the international operations increased 2 per cent from 307,000 ounces to 312,000 ounces.

At the South African operations the increase in gold production in the June quarter was directly attributable to the lost production in the March quarter due to the reduced power supply from Eskom. As a result of the curtailed power supply, a press release on 25 February 2008 gave an updated guidance for the March quarter which forecast a decrease in production at the South African operations compared with the December quarter of between 20 and 25 per cent and a reduction of between 15 and 20 per cent for the June quarter. The actual decrease for the March and June quarters was 21 per cent and 16 per cent respectively, both in line with forecast. Driefontein, Kloof and South Deep's gold production was more or less in line with the guidance given in the March quarterly report, while Beatrix achieved 11 per cent above guidance, mainly due to an improved mine call factor (MCF).

At the international operations, managed gold production at Tarkwa increased 2 per cent due to an improved recovery from heap leach operations. At Damang, gold production decreased by 5 per cent due to an increase in grade offset by crusher down time and, like all the international operations, a slightly shorter milling quarter. Total gold production from Ghana was similar quarter on quarter. Gold production in Australia increased by 2 per cent with Agnew increasing by 11 per cent due to higher grades from Waroonga underground. At St Ives, gold production decreased due to lower processed volumes and lower recoveries at the heap leach facility.

The average quarterly US dollar gold price achieved decreased 3 per cent from US$921 per ounce in the March quarter to US$895 per ounce in the June quarter. The average rand/US dollar exchange rate weakened by 4 per cent to R7.77, compared with the R7.45 achieved in the March quarter. As a result of the above factors, the rand gold price improved from R220,612 per kilogram to R223,568 per kilogram, slightly more than a 1 per cent increase. The Australian dollar gold price decreased quarter on quarter from A$1,008 per ounce to A$949 per ounce, compounded by a weakening US dollar against the Australian dollar which moved from 0.9032 in the March quarter to 0.9434 in the June quarter.

The increase in the rand gold price achieved together with the increase in production, resulted in revenue of R6,452 million (US$836 million) an increase in rand terms of 6 per cent compared with the R6,109 million (US$821 million) achieved in the March quarter.

Operating costs

Operating costs increased from R3,503 million (US$468 million) in the March quarter to R3,748 million (US$484 million) in the June quarter. The increase of 7 per cent was driven by the increase in production at the South African operations and translating costs at the international operations into South African rand at the weaker rand. Total cash costs in rand terms increased by less than 2 per cent (and decreased 2 per cent in US dollar terms) from R122,920 per kilogram (US$513 per ounce) in the March quarter to R125,359 per kilogram (US$502 per ounce) in the June quarter.

At the South African operations, operating costs increased from R2,126 million (US$283 million) to R2,197 million (US$282 million), an increase of 3 per cent. This increase was mainly due to the higher volumes mined and processed in the June quarter compared with the March quarter were the power disruptions significantly constrained production. Total cash costs at the South African operations decreased 3 per cent from R125,181 per kilogram (US$523 per ounce) to R121,984 per kilogram (US$488 per ounce) in line with the increase in gold production. The decrease in US dollar terms of 7 per cent is due to translating costs at the weaker rand.

Operating costs at the international operations, including gold-in-process movements, increased from R1,417 million (US$191 million), to R1,534 million (US$199 million) in the June quarter, an increase of 8 per cent in rand terms and 4 per cent in US dollar terms. Approximately half of the total dollar increase at the international operations occurred at Tarkwa, which reflected an increase in costs of US$4 million, or 6 per cent, due to price increases in commodities such as fuel, explosives and tyres together with increased mining fleet maintenance costs. The balance of the increase in costs was due to the 4 per cent stronger Australian dollar, as costs in Australia were virtually unchanged quarter on quarter at A$99 million. St Ives increased by A$2 million quarter on quarter due to higher open pit waste charges, while Agnew was A$2 million lower compared with the March quarter due to a decrease in ounces produced from the low grade Songvang stockpile. Total cash costs at the international operations increased by 4 per cent from US$500 per ounce in the March quarter to US$522 per ounce in the June quarter.

Notional cash expenditure (NCE)

Notional cash expenditure is defined as operating costs plus capital expenditure and is reported on a per kilogram and per ounce basis – refer the detailed table on page 16 of this report. The objective is to provide the all in costs for the Group and for each operation before greenfields exploration expenditure. The NCE per ounce is an important measure as it determines how much free cash flow is generated before taxation. One of Gold Fields' objectives is to reduce its NCE per ounce and increase its free cash flow.

The NCE for the Group for the June quarter amounted to R217,065 per kilogram (US$869 per ounce) compared with R201,181 per kilogram (US$843 per ounce) in the March quarter. These figures include project expenditure at Cerro Corona.

At the South African operations the NCE was R180,712 per kilogram (US$723 per ounce) which was similar to the March quarter. At the international operations (excluding Cerro Corona) the increase was 12 per cent from US$755 per ounce to US$848 per ounce due to the increase in capital expenditure at Tarkwa and in Australia.

Operating margin

The net effect of the changes in revenue and costs, after taking into account gold-in-process movements, was an increase in operating profit of 6 per cent from R2,566 million (US$347 million) to R2,721 million (US$355 million). The Group operating margin was maintained at a credible 42 per cent. The margin at the South African operations increased from 41 per cent to 43 per cent, while the margin at the international operations decreased from 44 per cent to 41 per cent.

Amortisation

Amortisation increased from R714 million (US$95 million) in the March quarter to R778 million (US$100 million) in the June quarter. This increase was mainly at the international operations which increased from R290 million (US$39 million) to R352 million (US$46 million) because of an increase in production from the Damang pit cutback and increased production at Agnew and St Ives' underground mines. Despite the increase in production at the South African operations amortisation only increased from R376 million (US$50 million) to R390 million (US$50 million) as a result of a R50 million credit in the June quarter at South Deep to reverse over provisions accumulated during the year.

Other

Net interest paid amounted to R46 million (US$6 million) for the June quarter compared with R88 million (US$12 million) in the March quarter. This movement includes a cost of R43 million (US$6 million) relating to the equity accounted results of our share of Rusoro's losses which was more than offset by a R58 million (US$7 million) correction of interest paid, as a result of capitalizing qualifying interest expensed earlier in the year, and an increase in interest received.

The loss on foreign exchange of R7 million (US$1 million), compares with a gain of R38 million (US$6 million) in the March quarter. Both result from the conversion of offshore cash holdings into the functional currency i.e. rands.

The gain on financial instruments for the quarter at R2 million (US$ nil million) compares with a gain of R262 million (US$38 million) in the March quarter. The gain in the June quarter is due to year to date exchange adjustments of prior quarter's gains. The gain of R262 million (US$38 million) in the March quarter mainly comprises R136 million (US$18 million) on reversal of previous marked to market unrealised losses on the Mvela floor and cap. Also included in the R262 million (US$38 million) was a R45 million (US$6 million) marked to market gain on the share warrants included in the Group's investment portfolio. Added to this was a gain of R83 million (US$11 million) on US$90 million of South African rands/US dollar currency hedges closed out.

Other costs increased from R32 million (US$5 million) to R76 million (US$10 million) mainly due to the increase in employee and non-executive directors share based payments as a result of a change in the index used and an additional allocation in June. The index previously used was the Philadelphia XAU which was not considered representative of Gold Fields peers and as such was replaced by an index of only six peer gold mining companies.

Exploration

Exploration expenditure, increased from R58 million (US$8 million) in the March quarter to R107 million (US$14 million) in the June quarter. This increase was due to increased expenditure in Australia, mainly at Mt Carlton and costs of closing the Oxford office. Please refer to the Exploration and Corporate Development section for more detail.

Exceptional items

The exceptional loss in the June quarter amounted to R95 million (US$17 million) compared with a loss of R42 million (US$11 million) in the March quarter. The loss in the June quarter mainly comprised a R65 million (US$8 million) provision for restructuring costs at South Deep and impairment of assets of R51 million (US$7 million) in Australia. At St Ives, Junction mine and the original Leviathan pit are depleted and at Agnew, impairment of rehabilitation assets relating to old slimes dams. The loss was partially offset by an over provision of R21 million (US$3 million) on the 9 shaft project at Driefontein raised in the March quarter. The loss in the March quarter mainly relates to the provision of R45 million (US$6 million) for costs at Driefontein regarding the suspension of the 9 shaft project.

Taxation

Taxation for the quarter amounted to R664 million (US$87 million) compared with R567 million (US$77 million) in the March quarter. This increase is despite the decrease in profit before taxation and exceptional items for the quarter. The net increase is due to the increase in non-deductable charges during the quarter such as exploration and employee and non-executive directors share scheme costs. The tax provision includes normal and deferred taxation on all operations together with government royalties at the international operations.

Earnings

Net profit attributable to ordinary shareholders amounted to R843 million (US$105 million) or 129 SA cents per share (US$0.16 per share), compared with R1,248 million (US$167 million) or 191 SA cents per share (US$0.26 per share) in the previous quarter.

Headline earnings i.e. earnings less the after tax effect of asset sales, impairments, the sale of investments and discontinued operations, was R881 million (US$111 million) or 135 SA cents per share (US$0.17 per share), compared with earnings of R1,246 million (US$176 million) or 191 SA cents per share (US$0.27 per share) last quarter.

Earnings excluding exceptional items as well as net gains and losses on foreign exchange, financial instruments and discontinued operations, amounted to R911 million (US$119 million) or 140 SA cents per share (US$0.18 per share), compared with earnings of R1,009 million (US$138 million) or 155 SA cents per share (US$0.21 per share) reported last quarter.

The decrease in earnings is mainly due to the after tax increase in net operating profit being offset by an increase in other costs and exploration costs, the provision for the South Deep restructuring and the gain on financial instruments of R262 million in the March quarter, not repeated in the June quarter.

Balance sheet

The increase in investments compared with the June 2007 balance sheet is mainly due to the 41.7 million shares valued at R333 million (US$49 million) received from Orezone Resources Incorporated as part payment for the Essakane disposal, the 140 million shares valued at R1,580 million (US$233 million) received from Rusoro Mining Limited as part payment for the Venezuelan disposal and further investment in Sino of R795 million (US$109 million). Added to this are marked to market gains on listed investments.

Investments at year end amounted to R5.7 billion (US$713 million) and include the following:

Investment	Interest	Value
Sino Gold Ltd	19.9%	R2,290m (US$286m)
Rusoro Mining Ltd	36.2%	R1,850m (US$231m)
Mvela' Resources Ltd	4.0%	R500m (US$63m)
Orezone Resources Inc	11.7%	R362m (US$45m)
Conquest Mining Ltd	19.1%	R171m (US$21m)
Orsu Metals Corp.	7.6%	R90m (US$11m)

The above investments are valued at market prices, except for Rusoro which is equity accounted and therefore shown at cost less equity accounted losses since acquisition.

Cash flow

Cash inflow from operating activities for the quarter was R2,568 million (US$334 million), compared with R3,039 million (US$408 million) in the March quarter. This quarter on quarter decrease of R471 million (US$74 million) is due to the decrease in profit before tax and the decrease in the working capital inflow from R794 million (US$115 million) in the March quarter to R263 million (US$36 million) in the June quarter, partly offset by an increase in non-cash items from a negative R165 million (US$18 million) to a positive R108 million (US$20 million).

Capital expenditure increased from R2,086 million (US$277 million) in the March quarter to R2,525 million (US$327 million) in the June quarter. Approximately half of the capital expenditure during the June quarter was spent on growth projects.

At the South African operations capital expenditure increased from R785 million (US$105 million) in the March quarter to R913 million (US$118 million) in the June quarter. This increase of R128 million was made up of increased expenditure on our battery loco projects, emergency power projects and safety related projects such as additional loco guard cars, centralized blasting systems as well as hopper and rail track upgrades. Expenditure on ore reserve development at Driefontein, Kloof, and Beatrix accounted for R97 million (US$12 million), R139 million (US$18 million), and R79 million (US$10 million) respectively. Expenditure on the 9 shaft project at Driefontein amounted to R71 million. Expenditure on the new mine development and equipment for mechanized development at South Deep amounted to R112 million.

At the international operations capital expenditure increased from R708 million (US$95 million) to R918 million (US$121 million). In Ghana the increase at Tarkwa was R126 million (US$15 million) as a result of increased expenditure on the CIL plant (US$3 million), sundry mining and metallurgical equipment (US$7 million) and the relocation of the Atuabo power station (US$5 million). In Australia, capital expenditure increased by R95 million (A$11 million) with increased expenditure on exploration of R7 million (A$1 million) and mine development R36 million (A$5 million) at St Ives, and R47 million (A$6 million) at Agnew on increased accommodation costs.

Capital expenditure at the Cerro Corona mine in Peru amounted to R687 million (US$88 million) in the June quarter compared with R576 million (US$77 million) in the March quarter. Cumulative expenditure to date on the project amounts to US$501 million and is estimated at between US$540 million to US$550 million at project completion. Refer to the Capital and Development Project section for more detail.

Purchase of investments in the June quarter amounted to R708 million (US$97 million) and included acquisition of shares in Sino Gold Ltd, Conquest Mining Ltd and Orsu Metals Corp. (formerly Lero Gold Company) increasing our holding to 19.9 per cent, 19.1 per cent and 7.6 per cent respectively. Refer the Corporate Development section for more detail. Purchase of investments in the March quarter amounted to R258 million (US$36 million) and included the purchase of 4.7 million Sino Gold Ltd shares, at a cost of R185 million (US$27 million) and R75 million (US$10 million) expenditure on the exercise of 2,292,172 Mvela options granted to Gold Fields as part of an agreement with Mvelaphanda Resources.

Net cash inflow from financing activities in the June quarter amounted to R1,095 million (US$143 million). Loans received in the June quarter amounted to R1,165 million (US$150 million) to fund the purchase of offshore investments and capital funding for Cerro Corona. Loan repayments of South African rand loans amounted to R850 million (US$105 million). A rights issue at Cerro Corona amounting to US$96 million (R768 million) was accounted for during the quarter all of this money having been raised from the minority shareholders in this project following the capitalisation of cumulative shareholder loan funding into equity. Net cash outflow from financing activities in the March quarter amounted to R214 million (US$29 million). Loans received amounted to R1,535 million (US$210 million), which included US$43 million (R314 million) drawn down on an offshore finance facility, and preference shares issued amounting to R1,200 million (US$173 million). Loans repaid of R1,788 million (US$244 million) included the repayment of an offshore loan of R1,194 million (US$172 million) and local loans repaid of R585 million (US$73 million).

Net cash inflow for the quarter was R19 million (US$6 million outflow) compared with a net cash inflow of R470 million (US$55 million) in the March quarter. After accounting for a translation gain of R45 million (US$14 million), the cash balance at the end of June was R2,007 million (US$251 million). The cash balance at the end of March was R1,944 million (US$243 million).

Detailed and operational review
Cost and revenue optimisation initiatives
Project 500

Project 500 was initiated at the South African operations in September 2003 to increase revenue and reduce costs through two sub-projects i.e. Project 400 (increase in revenue) and Project 100 (reduction in costs). These projects have proved successful and led to additional projects, Project 100+ (new projects to further reduce costs) and Project Beyond (strategic supply chain management and procurement).

The June quarter and financial year 2008 reporting will represent the last time that these projects will be reporting as a separate project area. The new Gold Fields South African operations strategy for cost leadership and efficiencies will be driven through integrated teams as part of project 1M (quality and safe underground mining), project 2M (new technology and innovation) and project 3M (power, people and surface optimization including stores control and procurement).

Project 400

Project 400 was aimed at improving revenue such that an additional R400 million (US$55 million) per annum could be generated on a sustainable basis. This was to be achieved through a basket of productivity initiatives; by eliminating non-contributing production and replacing low-grade surface material with higher margin underground material - all aimed at improved quality volumes. Operational Excellence, a change programme, was initiated in April 2005 to create the required skills, behaviour and environment to improve efficiencies.

Due to the skills shortage, The Mining School of Excellence was initiated at the Gold Fields Academy to train core skills such as miners, operators, rock drill operators and production supervisors. The "Jurasic to Joystick" challenge initiative was launched with the focus on a greater use of technology to improve safety and productivity. The theory of constraints initiative (to identify bottlenecks and to improve the flow of resources and material) has been rolled out at all the South African shafts and there is an increased focus on improving the flow of men, material, equipment and ore. The objective of these initiatives is to increase mining volumes whilst maintaining yields as close as possible to life of mine reserve yields. All these initiatives have been implemented and are ongoing.

Project 100+

Project 100+ consists of a number of discrete projects focused on ongoing cost reduction through eliminating inefficiencies and inward investments. Examples of these are:

The Eskom demand side management (DSM) project, which consists of 39 sub-projects, is progressing well. Ten operating sub-projects have shifted more than 60MW of load out of the daily peak tariff period, delivering savings of approximately R2 million in the June quarter. Eskom temporarily put new DSM projects on hold in May 2008 pending the outcome of the revised National Energy Regulator of South Africa (NERSA) tariff increase application by Eskom, which resulted in a lower increase being approved. Despite the deferment of some of these DSM projects, a further eighteen projects are underway, with at least eight of them due to provide savings during the September 2009 quarter. The savings for financial 2008 were R10 million, which is expected to grow to R20 million in financial 2009.

The conversion from diesel to battery power for underground locomotives is progressing as planned. The project will deliver long term cost savings of

R24 million per annum once the project is fully completed from the higher efficiency of battery locomotives, and has the added benefit of improving underground environmental conditions.

On the labour management front, the roll-out of a module which sets standards and norms for effective labour management continues. A human resource shared services centre has been established for the West Wits area with the intent to reduce shifts lost as a result of inefficient practices around engagement, medical examinations and training, as well as improving upon the administration processes currently practiced.

An energy consumption saving project aimed at reducing consumption by 10 per cent at all Group operations by 2010 has been initiated. The reduction in consumption at the South African operations will be delivered through air and water conservation programmes, identifying and eliminating compressed air leaks, efficient lighting systems, thermal and performance monitoring of refrigeration and cooling plants, amongst other various power conservation programmes. The pump efficiency monitoring project is ongoing and will deliver R10 million per annum savings from reduced electricity consumption. At the international operations various initiatives are currently being investigated in order to achieve this objective.

In addition to the above, cost savings for financial 2008 were achieved on Health Services (R30 million), Shared Services (R38 million) and accommodation and feeding (R9 million).

The cost reporting and management benchmark module to improve reporting and cost control continues.

Project Beyond: Group Integrated Supply chain and Strategic Sourcing Optimisation
SA Project Beyond Strategic Sourcing and Supply Initiatives
The extreme inflationary push which spiked in the March quarter continued during the June quarter, with little relief on the horizon. Steel producers announced a seventh consecutive price increase this calendar year, effective from August, with certain steel products almost doubling for the calendar year to date. This general inflationary scenario is unprecedented, with raw material price increases reaching an all time high, compounded over this period by added currency instability. Apart from the continued major impact of steel inflation and related products across the board during this past quarter, other areas which also showed major cost increases were timber support, fuels and diesel, copper cables, mill liner spares and labour hire. Strong focus remained on securing supply and related safety stock levels for critical and strategic commodities.

Despite the inflationary environment, continued focus on total cost optimisation initiatives delivered around R10 million estimated annual contracted savings through forward buying contracts on steel input costs for locomotives and through re-negotiating hoses and fittings contracts. Cumulative contracted benefits for the 2008 financial year are estimated at around R31 million. In addition, inflation cost avoidance was also achieved during the quarter across areas such as steel support products, pulleys, catering, lubes, gas and instrumentation, estimated at R4 million. Cumulative annual cost avoidance for financial year 2008 is estimated to be around R34 million. Combined total cost savings and cost avoidance delivery during financial year 2008 is thus around R65 million.

The focus for financial 2009 will be to partially offset the inflationary influences seen in the last few quarters, which will significantly affect future costs. Savings initiatives will be geared towards increased salvage, improved quality and product substitution as well as consumption optimisation initiatives.

International Operations Strategic Sourcing and Integrated Supply Chain Initiatives
During the June quarter continued global inflation pressures were experienced across our Australian and Ghanaian operations in areas such as power, diesel, grinding balls, explosives, lime, repairs and maintenance contracts. Peru has largely been focusing on the transition from project to operational, and preparing to align with shipping charters on the anticipated first shipment of concentrate during the later part of the September quarter.

Gold Fields operations have been shielded from the direct impact of the recent Western Australian gas explosion on the Apache gas line which had a major impact on available natural gas in the region, being the main source of power supply to the region. The impact on Gold Fields was mitigated by the existing long term partnership and power purchasing arrangement for the supply of power, with the main impact of this power disruption on Gold Fields being its indirect effect on the price of commodities sourced from this region. In this regard the Gold Fields Australia procurement team is working closely with impacted suppliers to overcome this short term period of natural gas supply interruption to the region.

New contracted benefits through an accommodation efficiencies project in Australia delivered around US$1 million and an added US$2 million multi-year carry over benefit was also realized. This brings the cumulative contracted total cost benefits for the financial year for International operations to around US$8 million.

For the September quarter, initiatives in Ghana will continue focusing on critical supply optimisation and finalizing plans for an on-site emulsion plant facility. In Australia, contractor mining alliance optimization will continue and Peru will finalize the charter arrangements for the first shipments of concentrate.

South African Operations
Royalty bill
On 3 June 2008 National Treasury released the Fourth Draft of the Mineral and Petroleum Resources Royalty Bill for final comments. The Bill was subsequently introduced by the Minister of Finance into Parliament on 26 June 2008. The Bill takes into account numerous comments and workshops held between the industry and National Treasury resulting in certain changes. The previous formula has been amended to take into account the capital intensive nature of certain of the mining operations, especially the Gold, Oil and Gas sectors, resulting in the formula being changed from the previous EBITDA to "EBIT" (with 100 per cent capital expenditure taken into account in the calculation of EBIT). A cap has also been introduced of 5 per cent with a surcharge add-on in the formula of 0.5 per cent. As before the Royalty percentage determined is applied to Gross revenue less certain deductions. Based on this formula Gold Fields' rate for financial 2008 would have been 2.1 per cent.

Power supply cost
Power costs increased by 14.2 per cent effective from 1 April 2008. An additional increase of 2 cents per kilowatt hour announced in the Minister of Finance budget speech, which equates to a further 12 per cent increase has yet to be implemented. Eskom also requested an additional increase of up to 53 per cent with effect from 1 July 2008. On 18 June 2008, approval was given by NERSA to increase rates by an effective 20 per cent from 1 July 2008, with a potential 25 per cent increase effective from 1 April 2009. When added to the recent above inflation price increases in steel, fuel, timber and food, and the effect the weakening rand is having on imported goods, these Eskom increases will have a significant detrimental effect on future cash costs.

Clarity still needs to be given on the pricing mechanism as it relates to the power conservation programmes and the 2 cents per kilowatt hour charge detailed above by NERSA and the Department of Trade and Industry respectively.

Driefontein

		June 2008	March 2008
Gold produced	- kg	6,786	6,530
	- 000'ozs	218.2	209.9
Yield - underground	- g/t	8.2	8.6
- combined	- g/t	4.4	4.6
Total cash costs	- R/kg	103,537	104,870
	- US$/oz	414	438
Notional cash expenditure	- R/kg	153,905	145,513
	- US$/oz	616	608

Gold production increased by 4 per cent from 6,530 kilograms (209,900 ounces) in the March quarter to 6,786 kilograms (218,200 ounces) in the June quarter in line with the previous guidance. The increase in production was directly attributable to more shifts available in the June quarter as measured against the March quarter. The March quarter was negatively affected by the Eskom power disruptions. Production was negatively affected during the quarter due to public holidays and the shortage of labour at 6 shaft (which was stopped during the Eskom power interruption), which is in the process of being recruited. The June quarter was also negatively affected by stoppages resulting from the previously reported accident arising from a seismic related fall of ground at 10 shaft. Underground yield decreased from 8.6 grams per ton to 8.2 grams per ton for the quarter due to lower grades mined at 1, 4 and 8 shafts. Surface yield returned to the year to date average, decreasing from 1.1 grams per ton in the March quarter to 0.7 grams per ton in the June quarter. The negative impact of the drop in grade on production was offset by underground tonnage which increased from

669,000 tons in the March quarter to 760,000 tons in the June quarter, together with an increase in surface tonnage from 757,000 tons to 785,000 tons.

Main development increased by 12 per cent for the quarter and on-reef development increased by 19 per cent, mainly as a result of more shifts being available for mining. Main development values decreased by 24 per cent to more historic levels, mainly due to lower values intersected in the Carbon Leader Reef at 1 and 5 shaft, and a drop in value at the Ventersdorp Contact Reef in the 4 shaft pillar.

Operating costs increased 3 per cent, in line with production, from R723 million (US$96 million) to R742 million (US$95 million). Total cash costs decreased 1 per cent in rand terms and 5 per cent in US dollar terms, from R104,870 per kilogram to R103,537 per kilogram and from US$438 per ounce to US$414 per ounce respectively.

Operating profit increased from R736 million (US$100 million) in the March quarter to R785 million (US$103 million) in the June quarter as a result of the increase in production and the marginally higher gold price received.

Capital expenditure increased from R227 million (US$30 million) to R303 million (US$39 million), as forecast. This increase was mainly due to increased expenditure on safety equipment (R32 million), battery loco project (R13 million), increased costs on the mothballed 9 shaft project (R9 million), emergency power generation (R6 million) and other sustaining projects.

Notional cash expenditure increased from R145,513/kg (US$608 per ounce) to R153,905/kg (US$616 per ounce) mainly due to the increased investment in capital expenditure.

The forecast for the September quarter is as follows:
- Gold produced - 6,400 kilograms (205,800 ounces)
- Total cash costs* - R129,000 per kilogram (US$500 per ounce)
- Capital expenditure* - R200 million (US$25 million)
- Notional cash expenditure* - R166,000 per kilogram (US$645 per ounce)
* Based on an exchange rate of US$1 = R8.00.

The decrease in gold production is mainly due to the drop in yield arising from the decision to address backlog secondary support at the higher grade 1, 4 and 5 shafts and mining at other low grade shafts to compensate. The continued stoppage at 10 shaft due to the recent high incidence of seismic activity as well as a safety review of pillar mining also impacts negatively. The increase in total cash costs is due to the anticipated lower production and higher costs arising from the annual wage increases effective from 1 July, electricity increases, higher commodity price increases and reduced off reef development capitalised. The decrease in capital expenditure is due to the suspension of the 9 shaft deepening project and lower development costs due to focus on secondary support.

Kloof

		June 2008	March 2008
Gold produced	- kg	5,577	5,458
	- 000'ozs	179.3	175.5
Yield - underground	- g/t	7.5	9.9
- combined	- g/t	4.9	6.8
Total cash costs	- R/kg	119,240	112,514
	- US$/oz	477	470
Notional cash expenditure	- R/kg	167,940	157,292
	- US$/oz	672	657

Gold production increased by 2 per cent from 5,458 kilograms (175,500 ounces) in the March quarter to 5,577 kilograms (179,300 ounces) in the June quarter. This is in line with the previous guidance despite business interruptions which included safety related production stoppages and an illegal miners stay-away. Underground tonnage increased from 521,000 tons to 688,000 tons and surface tons milled increased from 287,000 to 455,000 tons, as the March quarter's production was affected by the Eskom power disruptions and the slow start up after the Christmas break. Surface tonnage toll milled at South Deep accounted for 201,000 tons of the total surface tons. The average yield from underground decreased from 9.9 grams per ton to 7.5 grams per ton due to the normalization of the previous quarter's high mine call factor. The increase in the gold contribution from surface sources helped optimize milling capacity but resulted in the combined yield decreasing from 6.8 grams per ton to 4.9 grams per ton.

Total main development increased by 21 per cent quarter on quarter from 6,429 metres to 7,782 metres whilst main on-reef development metres decreased by 9 per cent during the same period from 1,149 to 1,040 metres.

The lower on-reef development can be attributed to a large extent to the lower off-reef development in the previous quarter not providing access to sufficient on reef development. Additionally, four shaft's finger raises were replaced by lower advance rate wide raises during the quarter and this also contributed to the lower on-reef development. However the higher off-reef development achieved during the last quarter bodes well for the coming quarter's on-reef development profile. Values intersected in the Middelvlei reef decreased from 1,103 cm.g/t to 633 cm.g/t as a result of traversing lower grade zones. Total mine development values declined by 9 per cent.

Operating costs increased from R647 million (US$86 million) in the March quarter to R694 million (US$89 million) in the June quarter. This was mainly due to the impact of Eskom's power rationing that resulted in lower mining activity in the March quarter. June quarter costs include higher incentive and overtime payments, increased costs for the additional surface volumes processed at South Deep and increased commodity, steel and fuel costs which have been impacted by price increases. Additionally, increased support related costs were incurred. As a consequence of the higher costs and the normalization of the mine call factor, the total cash cost increased 6 per cent from R112,514 per kilogram to R119,240 per kilogram. In US dollar terms, total cash costs increased marginally from US$470 per ounce to US$477 per ounce.

Operating profit was similar quarter on quarter at R558 million (US$72 million) as result of the increased production and marginally higher gold price.

Capital expenditure at R242 million (US$31 million) increased by 14 per cent compared with the previous quarter's expenditure of R212 million (US$28 million). This was mainly due to emergency power generation costs and additional mining equipment.

Notional cash expenditure increased from R157,292 per kilogram (US$657 per ounce) to R167,940 per kilogram (US$672 per ounce).

The forecast for the September quarter is as follows:
- Gold produced - 3,910 kilograms (125,700 ounces)
- Total cash costs* - R190,000 per kilograms (US$740 per ounce)
- Capital expenditure* - R245 million (US$31 million)
- Notional cash expenditure* - R261,000 per kilogram (US$1,015 per ounce)
* Based on an exchange rate of US$1 = R8.00.

The decrease in gold production is due to the rehabilitation of the steelwork on Main shaft which should be concluded by the end of the December quarter. The increase in total cash cost arises due to the above as well as the increase in electricity and increased labour costs due to the annual wage increase effective 1 July.

Beatrix

		June 2008	March 2007
Gold produced	- kg	3,678	2,542
	- 000'ozs	118.3	81.7
Yield	- g/t	4.7	3.9
Total cash costs	- R/kg	119,467	160,071
	- US$/oz	478	668
Notional cash expenditure	- R/kg	166,096	227,852
	- US$/oz	665	951

Gold production at Beatrix increased by 45 per cent from 2,542 kilograms (81,700 ounces) in the March quarter to 3,678 kilograms (118,300 ounces) in the June quarter. This is higher than the previous guidance due to improved quality mining. Tons milled increased from 656,000 tons to 778,000 tons and the yield increased from 3.9 grams per ton in the March quarter to 4.7 grams per ton for the June quarter.

The overall increase in gold and tonnage throughput is as a result of the national power availability returning to more favourable levels and the slow start-up after the Christmas break in the March quarter. An improved mine call factor (MCF) also contributed to the increased gold output. The impacts of the additional holidays at the end of April and beginning of May 2008 were well managed with little effect on production. However, volumes at the West section have been affected by ongoing industrial unrest at that operation.

The initiation of a focused MCF campaign coupled with education, training and a mine clean-up to recover gold from previous underground process inefficiencies resulted in significant benefits during the June quarter. The overall MCF improved quarter on quarter from 68 per cent to 93 per cent resulting in a 20 per cent improved yield. The benefits of the project associated with implementing appropriate changes to drilling, blasting and explosives usages, coupled with the ongoing clean-up strategy will continue into the future.

The development volumes also showed a positive turnaround quarter on quarter, with total main development increasing by 4 per cent to 9,653 metres and main on-reef development at 1,959 metres, which is consistent with the previous quarter. Main development values were 22 per cent lower at 810 cm.g/t as a result of the majority of raises traversing lower grade areas as anticipated by local geological models.

Operating costs quarter on quarter increased by 7 per cent, from R429 million (US$57 million) to R460 million (US$59 million). The increase in costs was mainly due to higher employee incentives as a result of the higher production in the June quarter, increased material usage and higher electricity costs. Total cash costs decreased by 25 per cent from R160,071 per kilogram in the March quarter to R119,467 per kilogram in the June quarter, mainly due to higher gold output. In US dollar terms total cash costs decreased by 28 per cent from US$668 per ounce to US$478 per ounce.

Beatrix posted an operating profit of R372 million (US$50 million) for the quarter compared with R146 million (US$19 million) in the March quarter.

Capital expenditure was similar quarter on quarter at R151 million (US$20 million) and includes mainly ore reserve development (R79 million), progress on the 3 shaft project (R27 million), capital development at the West and South sections (R7 million) and residential upgrades (R12 million).

Notional cash expenditure improved from R227,852 per kilogram (US$951 per ounce) to R166,096 per kilogram (US$665 per ounce).

The forecast for the September quarter is as follows:
- Gold produced - 3,650 kilograms (117,300 ounces)
- Total cash costs* - R130,200 per kilograms (US$505 per ounce)
- Capital expenditure* - R168 million (US$21 million)
- Notional cash expenditure* - R181,600 per kilogram (US$705 per ounce)
* Based on an exchange rate of US$1 = R8.00.

The increase in total cash cost is mainly as a result of the annual wage increases, the additional electricity price increase and the slight decrease in production.

International Operations
Ghana
Tarkwa

		June 2008	March 2008
Gold produced	- 000'ozs	168.6	165.1
Yield - heap leach	- g/t	0.8	0.7
- CIL plant	- g/t	1.6	1.5
- combined	- g/t	1.0	0.9
Total cash costs	- US$/oz	443	436
Notional cash expenditure	- US$/oz	856	762

Gold production for the June quarter increased by 2 per cent from 165,100 ounces to 168,700 ounces. The increase in production was mainly due to an increase in recovery from the Heap leach facilities.

Total tons mined, excluding capital stripping, reduced marginally from 20.7 million tons to 20.6 million tons. Ore mined was similar at 4.9 million tons. The mined grade at 1.29 grams per ton was an improvement on last quarter's 1.24 grams per ton due to increased tons mined from the higher grade southern portion of Teberebie pit. The overall strip ratio for the quarter was lower at 4.37 compared with 4.96 in the March quarter, as lower volumes of capital waste strip were mined as a result of lower haulage efficiency, due to the impact of radial tyre shortages.

Total tons processed were down by 296,000 tons to 5.47 million tons mainly due to four less processing days in the quarter and national power outages. Tons processed at the heap leach facilities decreased to 4.07 million tons compared with 4.32 million tons for the March quarter. Heap Leach yield for the quarter was 0.75 grams per ton compared with 0.68 for the March quarter mainly due to improved recoveries from the South heap due to moving to first lift. The heap leach sections produced 97,700 ounces, 3 per cent higher than the March quarter.

The total feed to the CIL plant was 1.40 million tons compared with 1.45 million tons in the March quarter. The CIL yield was 1.6 grams per ton against 1.5 for the March quarter mainly due to the higher head grade mined.

The CIL plant produced 70,900 ounces in the June quarter compared with 70,400 ounces in the previous.

Operating costs, including gold-in-process movement, increased from US$72 million (R533 million) in the March quarter to US$76 million (R585 million) for the June quarter. The operating costs increase was mainly attributable to price increases on fuel, explosives, MARC service contract, tyres purchased on the spot market and increased contractor hire due to a decrease in mining efficiencies as a result of radial tyre shortages. Consequently total cash costs increased marginally from US$436 per ounce to US$443 per ounce.

Operating profit was 5 per cent lower at US$75 million (R575 million) compared with US$79 million (R582 million) in the March quarter.

Capital expenditure increased from US$54 million (R397 million) to US$69 million (R523 million) for the quarter, with expenditure on the Phase 5 heap leach project and the CIL expansion project at US$8 million and US$31 million respectively. Expenditure on the pre-stripping at the Teberebie cutback (US$11 million) continued.

The CIL expansion continues on schedule to meet full production by the end of December 2008. Both the September and December quarters production will be affected by construction works on the new mill, specifically tie-in activities between the existing complex and the expansion steel and piping. It may be further affected by overburden haulage difficulties experienced during the rainy season.

Notional cash expenditure increased from US$762 per ounce to US$856 per ounce due to the increase in costs and capital expenditure.

The forecast for the September quarter is as follows:
- Gold produced - 159,000 ounces
- Total cash costs - US$550 per ounce
- Capital expenditure - US$68 million
- Notional cash expenditure - US$970 per ounce

The decrease in gold production is due to lower grade areas scheduled to be mined and the CIL expansion work that will constrain CIL availability. Total cash costs and notional cash expenditure is forecast to increase due to the lower production along with increases in power tariff rates, diesel price and other commodities.

Damang

		June 2008	March 2008
Gold produced	- 000'ozs	50.0	52.6
Yield	- g/t	1.5	1.3
Total cash costs	- US$/oz	578	546
Notional cash expenditure	- US$/oz	773	732

Gold production for the June quarter at 50,000 ounces was 5 per cent lower than the March quarter's 52,600 ounces. This was attributable to lower mill throughput which decreased from 1.23 million tons to 1.06 million tons. This was partly offset by an increase in head grade for the quarter from 1.4 grams per ton to 1.6 grams per ton due to more higher grade ore mined from the Damang pit cutback.

Total tons mined, excluding capital stripping, was 6.53 million tons, slightly less than the previous quarter's 6.55 million tons. Ore mined increased 15 per cent, from 1.08 million tons to 1.24 million tons with a resultant decrease in the strip ratio from 5.04 in March quarter to 4.29 in the June quarter.

The decrease in the mill throughput was mainly as a result of a major rebuild of the pebble crusher and a change in the plant feed blend - more hard, fresh material was treated at a higher grade.

Operating cost, including gold-in-process adjustments was US$29 million (R225 million), similar to the March quarter. Total cash cost increased from US$546 per ounce to US$578 per ounce reflecting the reduction in gold produced and the increased costs associated with mining the higher grade Damang pit cutback material.

Operating profit for the June quarter at US$16 million (R120 million) is slightly lower than the US$19 million (R138 million) achieved in the March quarter due to the lower gold price.

Capital expenditure at US$6 million (R45 million) is similar to the previous quarter. The majority of this expenditure was invested in a tailings facility and mill sundries.

Notional cash expenditure increased from US$732 per ounce to US$773 per ounce due to the lower production.

The forecast for the September quarter is as follows:
- Gold produced - 50,000 ounces
- Total cash costs - US$670 per ounce
- Capital expenditure - US$6 million
- Notional cash expenditure - US$800 per ounce

Total cash costs and notional cash expenditure is forecasted to increase due to increases in power tariff rates, diesel price and other commodities.

Australia
St Ives

		June 2008	March 2008
Gold produced	- 000'ozs	101.5	103.9
Yield - heap leach	- g/t	0.5	0.6
- milling	- g/t	2.5	2.4
- combined	- g/t	1.8	1.7
Total cash costs	- A$/oz	702	655
	- US$/oz	663	592
Notional cash expenditure	- US$/oz	971	840

Gold produced decreased from 103,900 ounces in the March quarter to 101,500 ounces in the June quarter. This was mainly due to lower throughput and recoveries at the heap leach.

Gold produced from the Lefroy mill increased from 91,300 ounces to 92,600 ounces. Tons milled decreased slightly from 1.19 million tons to 1.17 million tons. However, this was offset by an increase in yield from 2.4 grams per ton to 2.5 grams per ton due to the higher grade from Belleisle and Cave Rocks first stope production.

Gold produced from heap leach decreased from 12,600 ounces in the March quarter to 8,900 ounces in the June quarter. Tons treated from heap leach decreased from 698,000 tons to 567,000 tons and recoveries decreased from 69 per cent to 52 per cent. Yield decreased from 0.6 grams per ton to 0.5 grams per ton due to a reduction in the proportion of oxide ore mined from the Leviathan pit cutback as depth increases.

At the open pit operations 1.2 million tons of ore were mined for the quarter, compared with 1.4 million tons in the March quarter. Ore volumes increased from the Cave Rocks, Pluton, Revenge and Blue Lode pits, while less ore was mined from the Leviathan and NRK pits. The Bahama pit was completed. Grade increased from 1.5 grams per ton to 1.9 grams per ton. The average strip ratio including capital waste was 5.8 in the June quarter, compared with 5.4 in the March quarter.

At the underground operations 183,000 tons of ore were mined at 5.2 grams per ton for the quarter, compared with 217,000 tons at 5.0 grams per ton in the March quarter. The reduction in volume was due to mechanized remnant mining at East Repulse and Britannia being completed, partially offset by the new underground operations at Belleisle and Cave Rocks which commenced with stoping during June 2008. At Argo, the paste fill delays reported in the prior quarter have been resolved but the full benefit of this will only be seen in the September quarter.

Operating costs, including gold-in-process movements, increased from A$70 million (R472 million) in the March quarter to A$73 million (R527 million) in the June quarter. This increase was mainly due to higher open pit waste charges due to mining more open pit ounces quarter on quarter. Total cash costs increased from A$655 per ounce (US$592 per ounce) to A$702 per ounce (US$663 per ounce).

Operating profit decreased from A$35 million (R231 million) to A$23 million (R173 million) mainly due to the lower production together with the lower gold price.

Capital expenditure increased from A$30 million (R199 million) in the March quarter to A$36 million (R259 million) in the June quarter. Mine development capital of A$25 million (R183 million) included increased development activity at the Cave Rocks and Belleisle underground mines, the continuation of development of the Argo mine and waste stripping at the future Agamemnon South and Grinder pits. Infrastructure development continued at Cave Rocks and Belleisle. Exploration expenditure was marginally higher at A$7 million (R51 million).

Notional cash expenditure increased from US$840 per ounce to US$971 per ounce due to the increase in capital expenditure and the lower production.

The forecast for the September quarter is as follows:
- Gold produced - 108,000 ounces
- Total cash costs - US$700 per ounce
- Capital expenditure - US$35 million
- Notional cash expenditure - US$1,020 per ounce

The gold production increase is in line with increased production from the new underground mines at Cave Rocks and Belleisle. Development of these new underground mines will continue to remain a focus area to return production to between 115,000 ounces and 120,000 ounces per quarter from the December quarter. Total cash costs and notional cash expenditure is forecast to increase as a result of St Ives achieving the cumulative 3.3 million ounces of production which triggers the volume based royalty included as part of the St Ives acquisition. The royalty is payable at a rate of 4 per cent of "revenue less refining costs".

Agnew

		June 2008	March 2008
Gold produced	- 000'ozs	54.6	49.0
Yield	- g/t	5.0	4.6
Total cash costs	- A$/oz	479	523
	- US$/oz	452	473
Notional cash expenditure	- US$/oz	662	577

Gold production increased 11 per cent from 49,000 ounces in the March quarter to 54,600 ounces in the June quarter. The 3 per cent increase in processing volumes from 329,000 tons in the March quarter to 339,000 tons in the June quarter, was complemented by an 9 per cent increase in yield, from 4.6 grams per ton to 5.0 grams per ton. The higher yield was due to an improved performance from Waroonga underground which replaced low grade Songvang stockpiled ore.

Ore mined from underground increased 25 per cent from 132,000 tons at 8.1 grams per ton in the March quarter to 165,000 tons at a grade of 10.6 grams per ton in the June quarter. Increased emphasis was placed on stope production from the high grade Kim South orebody, whilst ore reserve development was increased at the moderate grade Main Lode. Ore reserve development was recommenced at Kim South to establish a new stoping block. Waroonga produced in excess of 60,000 tons in the month of June, setting a new production record. Total capital and ore reserve development increased 33 per cent compared with the March quarter.

Operating costs, including gold-in-process movements, decreased 7 per cent from A$29 million (R194 million) in the March quarter to A$27 million (R197 million) in the June quarter. Mining costs increased by 21 per cent or A$3 million (R20 million) due to the 25 per cent increase in ore production. This was offset by a reduction in gold-in-process charges, from A$6 million (R40 million) to less than A$1 million (R7 million) as a result of a reduction in the draw-down of Songvang stockpiles, which were replaced with the increased underground ore mined. Total cash costs decreased by 8 per cent from A$523 per ounce (US$473 per ounce) in the March quarter to A$479 per ounce (US$452 per ounce) in the June quarter.

Operating profit increased from A$22 million (R141 million) in the March quarter to A$26 million (R179 million) in the June quarter due to the increase in gold production.

Capital expenditure for the June quarter was A$13 million (R91 million), compared with A$8 million (R56 million) in the March quarter. This increase was due to the payment of A$7 million under the terms of the new accommodation agreement for the single persons quarters (SPQ) and for the construction of an additional 20 SPQ rooms to meet operational requirements. The sum total of underground capital development, extensional and additional exploration was marginally lower at A$5 million (R37 million).

Notional cash expenditure increased from US$577 per ounce to US$662 per ounce mainly due to the increase in capital expenditure.

The forecast for the September quarter is as follows:
- Gold produced - 50,000 ounces
- Total cash costs - US$510 per ounce
- Capital expenditure - US$11 million
- Notional cash expenditure - US$720 per ounce

The reduction in gold production is due to the completion of high grade stopes at Kim South, replaced by a combination of lower grade Kim South and Main Lode ore. Total cash costs and notional cash expenditure is forecast to increase by around 10 per cent due to the lower gold production.

Year ended 30 June 2008 compared with year ended 30 June 2007

The Venezuelan assets (including Choco 10) which were sold during the December quarter are classed as discontinued operations for accounting purposes, and as such figures in this report have been restated to exclude results from this operation.

Group attributable gold production decreased 8 per cent from 3.97 million ounces for the year ended June 2007 to 3.64 million ounces produced in financial 2008. These production results and the results below exclude all discontinued operations.

At the South African operations gold production decreased from 2.65 to 2.42 million ounces as all operations were affected by the power disruptions during the second half of the financial year which reduced gold output by around 0.2 million ounces when compared with the previous year. Driefontein decreased by 9 per cent to 0.93 million ounces mainly due to lower volumes mined and processed. Kloof decreased by 11 per cent to 0.82 million ounces, also due to lower volumes mined. Gold production at Beatrix decreased by 19 per cent to 0.44 million ounces due to lower volumes and a low MCF. Part of this shortfall was offset by South Deep, control of which was acquired on 1 December 2006, which produced 0.23 million ounces in financial 2008 compared with 0.17 million ounces for the 7 months to end June 2007.

At the international operations total managed gold production decreased from 1.58 million ounces in financial 2007 to 1.46 million ounces in financial 2008. In Ghana, Damang's gold production increased 3 per cent to 0.19 million ounces due to an increase of available high grade fresh ore tonnages mined and processed from the Damang pit cutback. Tarkwa was 7 per cent lower at 0.65 million ounces mainly due to exceptionally high seasonal rainfall during the year and lower grades. In Australia, St Ives decreased by about 14 per cent year on year to 0.42 million ounces. The decrease at St Ives was due to a reduction of high grade underground ore from Conqueror, closed at the end of financial 2007, and scheduled replacement ore from Cave Rocks and Belleisle not coming into production during the year as planned. At Agnew, the decrease was 4 per cent to 0.20 million ounces due to lower grades at Waroongas, Kim South and Main Lode.

Revenue increased by 18 per cent in rand terms (increased 17 per cent in US dollar terms) from R19,434 million (US$2,699 million) to R23,010 million (US$3,165 million). The higher average gold price of R190,623 per kilogram (US$816 per ounce) compared with R147,595 per kilogram (US$638 per ounce) achieved in financial 2007 more than offset the lower production. Exchange rates had little effect on the gold price in rand terms against the US dollar weakening from an average of US$1 = R7.20 to US$1 = R7.27, or 1 per cent.

Operating costs, including gold-in-process movements, increased from R11,694 million (US$1,624 million) to R13,969 million (US$1,922 million), an increase of R2,275 million (US$298 million) or 19 per cent. This increase was partly due to the acquisition of South Deep which was owned for the full 2008 financial year compared with seven months for financial 2007, and added R530 million (US$74 million) to costs. The increase in costs excluding the increase in South Deep amounted to 15 per cent, with the majority due to above inflation wage increases, significant price increases of important inputs – in particular fuel, steel and cyanide at all the operations and increased power costs in Ghana. Added to this was the increase in volumes required to partially offset the values mined as grades on average decreased from a combined average of 2.6 grams per ton to 2.4 grams per ton year on year for the Group. Total cash costs for the Group in rand terms, increased from R86,623 per kilogram (US$374 per ounce) to R111,315 per kilogram (US$476 per ounce) due to the above factors.

At the South African operations operating costs increased by 15 per cent from R7,478 million to R8,611 million for the year. The increase excluding South Deep was 9 per cent. This was due to the above inflation wage increases, an increase in mine maintenance and the increase in certain input costs such as steel, timber, chemicals and food, partially offset by the cost saving initiatives implemented over the year. Unit cash costs at the South African operations increased by 26 per cent from R86,908 to R109,117 per kilogram (US$375 to US$467 per ounce) due to the inclusion of South Deep, which averaged R169,889 per kilogram (US$727 per ounce) for the year, the cost increases at the other South African operations and the lower production. Excluding South Deep cash costs increased from R83,511 to R102,667 per kilogram (US$361 to US$439 per ounce) an increase of 23 per cent.

At the international operations, unit cash costs increased from US$372 per ounce to US$492 per ounce, mainly due to the 8 per cent lower production together with higher power costs in Ghana, increased maintenance costs of the mining fleet at Tarkwa, increased costs at Agnew due to increased processing of the Songvang stockpile and the combined effect of higher stripping ratios at Tarkwa (from 4.0 to 4.7) and increased cost of inputs driven by the commodities boom.

Operating profit increased from R7,740 million (US$1,075 million) to R9,041 million (US$1,244 million), with the Group benefiting from the higher gold price in all currencies.

After accounting for taxation, sundry costs, exceptional items which included the sale of Essakane and Choco 10, and restructuring costs at South Deep, net earnings were R4,458 million (US$613 million) for financial 2008, compared with R2,363 million (US$328 million) in the previous year.

Earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items and discontinued operations amounted to R2,930 million (US$403 million) this year compared with R2,298 million (US$319 million) in financial 2007.

Capital and development projects
Cerro Corona

During the June quarter, two million man hours were worked with three lost time accidents and eight medically treated incidents, all involving construction personnel. Management has installed several programmes, including significant contractor cost penalties to reverse the above trend. Project staffing levels peaked during the quarter at 3,100 per day but have now declined to 1,700 reflecting completion of significant portions of the work. There were no reportable environmental incidents during the period.

First rock was put through the mill during the last week in July. First concentrate will be produced by the middle of August and the first shipment of concentrate is scheduled for early September.

Final operational permitting activities advanced during the quarter including approval of the third party contractor's EIA for storage, transport, and ship loading of concentrate at the Port of Salaverry, Project EIA general revision, as well as the mine Closure Plan. Regulatory agencies were also notified in late May that process facility construction was essentially complete and the requisite inspection for issuing the Beneficiation Concession was arranged for late July.

Mining activities focused on generating construction material for the Las Gordas tailing dam (1.46 million tons) and in further oxide (0.63 million tons) and waste mining (0.73 million tons) to enable additional sulphide ore mining (0.14 million tons) by quarter's end. The accumulated oxide ore in stockpiles was 4.06 million tons with an average gold grade of 1.45 grams per ton. Accumulated mixed sulphide ore in stockpile is 0.97 million tons with average gold and copper grades of 1.32 grams per ton and 0.52 per cent, respectively. This material represents eight weeks of plant production at full capacity. Total quarter unit mining costs were US$2.18 per ton which is 4 per cent lower than the previous quarter despite 12 per cent less tons being mined quarter on quarter.

Cumulative construction progress at June quarter end was 90.5 per cent. The Las Gordas Stage I Starter Dam embankment construction productivity continued to improve, leveraging prior period experience as well as diminishing rainfall. The Las Gordas starter dam completion is now forecast for mid-first quarter financial 2009. In accordance with the water storage plan, approximately 380,000 cubic metres of water is currently stored in the reservoir to support the plant start-up and continued operations during the dry season. The TMF return water system and tailing pipeline construction are essentially complete and are entering commissioning.

The projects completed during the quarter, include:
- Installation of a capacitor bank at Trujillo Norte Substation. This unit will require addition of a harmonic filter to reach full design specifications;
- Mechanical completion of grinding and flotation circuits;
- Mechanical completion of concentrate filtration and storage areas;
- Mechanical completion of all port facilities;
- Establishment of project-operational transition teams for all aspects of Cerro Corona on a go forward basis.

Commissioning activities have encountered some delays due to late completion of outstanding construction and pre-commissioning activities, the need for significant revisions to the control logic design related to the mills and the late arrival of vendor representatives to support construction and commissioning activities.

Cumulative project commitments reached US$501 million. Project forecast cost at completion increased during the period to a value of between US$540 to US$550 million, for the following reasons:

- The extension of time required for construction completion including time-dependent activities, such as owner's team, engineering consultant labour and support costs,
- Additional costs due to the under estimation of project quarry required for the tailings management facility
- Late identification of significant numbers of minor works for correction of design errors and omissions, construction deficiencies, or modifications required to preclude safety hazard issues,
- Contractor claims for extensions in time for factors beyond their control including increase in contractual scope and impacts for loss of productivity, related to late design changes and materials shortages.

Essentially all construction activities since February 2007 have been performed on a "time and material" or "day rate basis" in a way to accelerate the construction completion date.

The forecast for the September quarter is as follows:
- Gold produced - 42,000 equivalent ounces
- Total cash costs - US$270 per ounce
- Capital expenditure - US$79 million
- Notional cash expenditure - US$2,240 per ounce

Pre-production costs associated with the start-up leading into commercial levels of production are capitalized.

South Deep Project

		June 2008	March 2008
Gold produced	- kg	1,167	1,637
	- 000'ozs	37.5	52.6
Yield - underground	- g/t	7.4	6.4
- combined	- g/t	6.0	5.9
Total cash costs	- R/kg	250,300	194,258
	- US$/oz	1,002	811
Notional cash expenditure	- R/kg	443,702	319,426
	- US$/oz	1,776	1,334

Gold production at South Deep decreased by 29 per cent from 1,637 kilograms (52,600 ounces) in the March quarter to 1,167 kilograms (37,500 ounces) in the June quarter, in line with the previous guidance. The decrease in gold production was mainly due to the stopping of all VCR mining above 95 level, safety related stoppages due to three fatal accidents as well as the decision taken to suspend mining at 95 2 West and 95 3 West to support the access ramp. As a result of the above, underground tons milled decreased from 250,000 tons in the March quarter to 153,000 tons in the June quarter, the effect of the lower tonnage on gold production was partially offset by an increase in underground yield from 6.4 grams per ton to 7.4 grams per ton. Surface ore processed increased from 26,000 tons to 42,000 tons in the June quarter but at a lower grade as surface stockpiles are now mostly depleted.

Development decreased by 20 per cent for the June quarter from 1,231 metres to 989 metres. Development in phase 1 sub 95 level remained constant at 236 metres for the June quarter, whilst the current mine decreased from 275 metres to 64 metres. This drop in metres in current mine development was due to the stopping of development on 87, 90 and 95 levels, concurrent with the stoppage of the VCR. Trackless on-reef metres increased for the quarter by 27 per cent whilst the trackless off-reef metres reduced from 160 metres to 9 metres.

Operating costs at R302 million (US$39 million) decreased by 8 per cent compared with the March quarter's cost of R327 million (US$44 million). This was mainly due to the lower production levels and labour cost reductions. However, as a result of the decrease in gold production the total cash cost increased by 29 per cent from R194,258 per kilogram (US$811 per ounce) in the March quarter to R250,300 per kilogram (US$1,002 per ounce) in the June quarter.

An operating loss of R39 million (US$6 million) was realised in the June quarter compared with the March quarter's operating profit of R37 million (US$5 million). The lower operating cost was more than offset by the decrease in revenue.

Capital expenditure increased from R196 million (US$26 million) to R216 million (US$28 million) due to the increase in equipment for mechanised development and the emergency power generation project.

Notional cash expenditure increased by 39 per cent from R319,426 per kilogram (US$1,334 per ounce) to R443,702 per kilogram (US$1,776 per ounce) due to the reduced production.

The forecast for the September quarter is as follows:
- Gold produced - 980 kilograms (31,500 ounces)
- Total cash costs* - R309,000 per kilograms (US$1,200 per ounce)
- Capital expenditure* - R245 million (US$31 million)
- Notional cash expenditure* - R571,000 per kilogram (US$2,220 per ounce)
* Based on an exchange rate of US$1 = R8.00.

The decrease in gold production is due to the loss of production while completing the rehabilitation of the primary support on the access ramps on the suspended 95 2 West and 95 3 West. South Deep will focus on speeding up development of the ore body, completion of the Twin shaft infrastructure and increasing the rate of de-stress mining, with the aim of increasing production by the December quarter to approximately 1,500 kilograms (48,200 ounces) per quarter from current mechanised production areas. The increase in total cash costs is due to the lower production, annual wage increases and electricity price increases.

Exploration and corporate development
Greenfields Exploration
Greenfields exploration continues on a portfolio of nine projects in seven countries (Australia, DRC, Mali, Peru, Chile, Dominican Republic and the USA). In addition, Gold Fields initiated generative exploration in Canada and Ghana in the June quarter. The company also has exploration interests in China through an alliance with Sino Gold Mining Ltd. (ASX: "SGX"), in Indonesia through the Nabire Bakti joint venture operated by Freeport McMoran and Rio Tinto, and in Kyrgyzstan, Gold Fields is in the process of finalising an earn-in joint venture agreement with Orsu Metals Corporation (TSX: "OSU" and AIM: "OSU") formerly Lero Gold Corp. on Orsu's Talas copper-gold project. A total of 70,400 metres of drilling was completed on eighteen high quality targets within six projects during the financial year.

In Australia, target definition and initial exploration drilling continued on three early stage projects (Mt Carlton joint venture, Gobondery joint venture and Delamarian). The primary focus is the Mt Carlton joint venture in Northeast Queensland, where Gold Fields is earning a 51 per cent stake in eight exploration tenements totaling 1,200 square kilometers owned by Conquest Mining Limited (ASX: "CQT"), surrounding Conquest's Silver Hill discovery. Exploration completed this quarter on Mt Carlton includes airborne electromagnetic (EM) geophysical surveys and a ground gravity survey over most of the property, grid soil geochemical sampling, and IP-Resistivity surveys on selected target areas. Drilling consists of fifteen pre-collared diamond holes (3,924 metre including 1,157 metre reverse circulation (RC)). Diamond drilling of the EM chargeability at the Capsize Target immediately east of Silver Hill has been completed with two encouraging drill intersections with anomalous Au and Cu values, suggesting that the Silver Hill mineralised system continues to the east. Assays are awaited for most of the holes completed at Capsize. Significant progress was achieved on the induced polarization (IP) surveys at the Powerline Target with a strong chargeability-resistivity high coincident with a zoned copper to copper-zinc to zinc-lead soil geochemical anomaly which was identified in earlier work. This anomaly is also coincident with a sub-circular topographic depression, a discrete gravity high and surface alteration suggesting a buried porphyry or high sulphidation epithermal body at shallow depth. Initial drill testing of the Powerline Target is scheduled during the September quarter 2008. The upcoming work programme also includes follow-up drilling at the Capsize Target, completion of the grid soil sampling programme over all remaining targets and completion of a property-wide target generation exercise based on all regional data sets.

In the southern DRC, fieldwork resumed in early June at the 80 per cent owned Kisenge Project with the completion of an airborne magnetics geophysical survey and regional stream sediment sampling over the project's 18,330 square kilometres of exploration licenses. Soil geochemical results have defined additional anomalism in the Kajimba-Mpokoto basin area. Based on positive correlation between IP chargeability anomalism with gold mineralisation encountered in previous drilling at the Mpokoto prospect (best intersection: 50 metre at 2.0 grams per ton Au), additional IP surveys are planned to cover the south extension of the Mpokoto mineralised trend. Two new target areas have also been defined by recent assays of historical termite mound samples. Drilling will be carried out on these targets during the next two quarters. Discussions are ongoing with the DRC Government regarding their review of the mining convention.

At the Sankarani joint venture in south-western Mali, where Gold Fields is earning-in to an initial 51 per cent interest in a project currently operated by partner Glencar Mining plc (AIM: "GEX"), seventeen targets were prioritised for follow-up work following the completion of a high resolution airborne geophysical survey in March 2008. A total of 18,486 metres of rotary air blast (RAB) drilling has been completed to date on five Priority 1 targets to test a cumulative prospective strike length of 55 kilometers. Assay results from drilling the Sindo target outlined gold-in-bedrock anomalism coinciding with a northeast-southwest shear-zone. Visible gold was reported in pan concentrates recovered from the Fingouana and Kabaya South RAB holes, with intercepts of up to 9 metres at 6.5 grams per ton Au. The upcoming work programme will include trenching and 18,000 metres of RAB/RC and diamond drilling to further test the five priority targets. An additional 20,000 metres of RAB drilling is planned for target definition over the twelve other Priority 2 and 3 areas not yet tested. The above should be completed by the December quarter.

Gold Fields and Orsu Metals Coporation (TSX: "OSU" and AIM: "OSU") previously Lero Gold Corp, are in the process of finalising a joint venture agreement on the Talas Copper-Gold Porphyry Project in Kyrgyzstan which will grant Gold Fields the right to earn-in up to a 70 per cent interest. The partners have also agreed to an aggressive exploration programme and budget. The work programme will include additional deep penetrating IP geophysical surveys which have been successful in tracing the extensions of the Taldy Central porphyry prospect under cover to the east and west, some 17,000 metres of infill and step-out diamond drilling at the Taldy Central prospect and initial drilling on several other promising targets in the district.

Near Mine Exploration

In Australia, Gold Fields continues to aggressively explore near mine targets at its Agnew and St Ives operations. At Agnew, new targets identified by IP geophysical surveys have highlighted untested potential and at St Ives, three drill rigs are currently drilling out a potential underground resource.

In Ghana, a new targeting exercise assisted by regional geophysical surveys has produced a number of targets in areas surrounding the Damang mining lease. Resource to reserve conversion will be the focus of near mine exploration within the lease.

In Peru, at the Consolidada de Hualgayoc joint venture with Compania de Minas Buenaventura SA (NYSE: "BVN"), near mine exploration continues in the well-endowed Hualgayoc District surrounding the new Cerro Corona operation. During the March quarter, initial drilling was completed on the Quijote porphyry copper-gold target but results were disappointing. The Titan-Arabe copper-gold target will be the next prospect to be drill-tested once community access agreements are signed. District-wide geophysical surveys including airborne magnetic, radiometrics and EM surveys and ground-based gravity surveys have been budgeted to acquire regional data sets for targeting.

Corporate Development

Gold Fields subscribed for a private placement of 11 million shares in Sino Gold Limited (ASX: "SGX") during the June quarter and subsequent to year end placement of a further 2.6 million shares resulting in a net placement for the year of 13,586,378 shares at an average price of A$5.02/share, for a total consideration of A$68,261,890. This acquisition increased Gold Fields' ownership in Sino Gold to 19.9 per cent. Gold Fields and Sino Gold agreed to reduce the project entry hurdle in its China-wide exploration alliance to 3Moz, substantially broadening the scope of the alliance. Gold Fields also followed its rights in the Accelerated Renounceable Entitlements Offer acquiring another 6,515,488 shares at a price of A$4.00 per share for a further consideration of A$26,061,952.

In April 2008, Gold Fields acquired 25,887,491 Conquest Mining Limited (ASX: "CQT") shares at an average price of A$0.35 per share, which increased its holding to 19.1 per cent of Conquest.

Gold Fields also finalised a C$5 million placement in Lero Gold Corp, now Orsu Metals Corporation (TSX: "OSU" and AIM: "OSU"), acquiring 5,882,355 shares at C$0.8 per share, which brings its interest to around 7.6 per cent.

Dividend

In line with the company's policy of paying out 50 per cent of its earnings, subject to investment opportunities, a final dividend has been declared payable to shareholders as follows:

- final dividend number 69:	120 SA cents per share	
- last date to trade cum-dividend:	Friday	15 August 2008
- sterling and US dollar conversion date:	Monday	18 August 2008
- trading commences ex-dividend:	Monday	18 August 2008
- record date:	Friday	22 August 2008
- payment date:	Monday	25 August 2008

Share certificates may not be dematerialised or rematerialised between Monday, 18 August 2008 and Friday, 22 August 2008, both dates inclusive.

Outlook

In the September quarter attributable gold production is forecast to decrease by around 5 per cent. Notional cash expenditure is forecast at R245,000 per kilogram (US$950 per ounce) and total cash costs at R152,000 per kilogram (US$590 per ounce) at an exchange rate of US$1 = R8.00.

At the South African operations gold production is forecast to decrease by 13 per cent due to the safety intervention at Kloof and the rehabilitation at South Deep explained earlier. Accordingly, cash costs and notional cash expenditure is forecast at US$610 per ounce and US$860 per ounce respectively. At the international operations production should increase by 9 per cent mainly due to the first production from Cerro Corona. Cash costs and notional cash expenditure are forecast at US$570 per ounce and US$1,060 per ounce respectively.

It is anticipated that production will be at around an annualized 4 million attributable ounces by early in calendar 2009. South Africa will contribute approximately 2.30 million ounces, dependant on the outcome of the Kloof Main shaft rehabilitation, with the balance coming from the international operations. Ghana will contribute 0.72 million attributable ounces, Austrialian 0.60 million ounces and approximately 0.38 million attributable equivalent ounces from Cerro Corona. Notional cash expenditure at this time is forecast at US$725 per ounce at an exchange rate of US$1 = R8.00.

Basis of accounting

The unaudited results for the quarter and year have been prepared on the International Financial Reporting Standards (IFRS) basis. The detailed financial, operational and development results for the June 2008 quarter are submitted in this report.

These consolidated quarterly statements are prepared in accordance with IAS 34, Interim Financial Reporting. The accounting policies used in the preparation of this report are consistent with those applied in the previous financial year except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board.

Audit review

The year-end results have been reviewed in terms of Rule 3.23 of the listing requirements of JSE Limited by the Company's auditors, PricewaterhouseCoopers Inc. Their unqualified review opinion is available upon request from the Company Secretary and on the web site.

N.J. Holland
Chief Executive Officer
1 August 2008

Income statement

International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

South African Rand		Quarter			Year ended	
		June 2008	March 2008	June 2007	June 2008	June 2007
Revenue		6,452.4	6,109.2	5,067.1	23,009.5	19,433.8
Operating costs, net		3,731.1	3,543.3	3,098.3	13,968.7	11,694.3
- Operating costs		3,747.5	3,502.6	3,213.7	13,883.2	11,904.6
- Gold inventory change		(16.4)	40.7	(115.4)	85.5	(210.3)
Operating profit		2,721.3	2,565.9	1,968.8	9,040.8	7,739.5
Amortisation and depreciation		777.9	713.9	866.1	3,025.6	2,962.7
Net operating profit		1,943.4	1,852.0	1,102.7	6,015.2	4,776.8
Net interest paid		(46.4)	(88.4)	(59.2)	(322.1)	(181.0)
(Loss)/gain on foreign exchange		(7.4)	38.4	(42.6)	13.6	(151.1)
Gain/(loss) on financial instruments		1.9	262.3	39.3	85.5	(42.7)
Other		(75.8)	(32.3)	(9.8)	(129.6)	(128.3)
Exploration		(107.0)	(57.5)	(89.1)	(327.8)	(295.2)
Profit before tax and exceptional items		1,708.7	1,974.5	941.3	5,334.8	3,978.5
Exceptional (loss)/gain		(94.8)	(41.6)	36.5	1,309.5	245.0
Profit before taxation		1,613.9	1,932.9	977.8	6,644.3	4,223.5
Mining and income taxation		663.7	566.5	371.0	1,937.7	1,552.7
- Normal taxation		555.4	349.4	155.8	1,413.1	871.9
- Deferred taxation		108.3	217.1	215.2	524.6	680.8
Net profit from continued operations		950.2	1,366.4	606.8	4,706.6	2,670.8
Income from discontinued operations		-	(10.9)		37.0	(36.8)
Profit on sale of Venezuelan assets		-	-		74.2	-
Net profit		950.2	1,366.4	595.9	4,817.8	2,634.0
Attributable to:						
- Ordinary shareholders		842.9	1,248.0	527.5	4,457.5	2,362.5
- Minority shareholders		107.3	118.4	68.4	360.3	271.5
Exceptional items:						
Profit on sale of investments		1.5	-	5.6	1,416.2	193.0
Profit on sale of assets		(0.8)	3.2	32.4	33.6	53.5
South Deep restructuring		(65.2)	-	-	(65.2)	-
Driefontein 9 shaft closure costs		20.8	(44.8)	-	(24.0)	-
Impairment of assets		(51.2)	-	(1.5)	(51.2)	(1.5)
Other		0.1	-	-	0.1	-
Total exceptional items		(94.8)	(41.6)	36.5	1,309.5	245.0
Taxation		31.0	18.7	(13.6)	30.2	(68.6)
Net exceptional items after tax and minorities		(63.8)	(22.9)	22.9	1,339.7	176.4
Net earnings		842.9	1,248.0	527.5	4,457.5	2,362.5
Net earnings per share (cents)		129	191	81	683	414
Diluted earnings per share (cents)		120	178	77	637	398
Headline earnings		880.6	1,245.7	506.3	2,992.3	2,187.8
Headline earnings per share (cents)		135	191	78	459	392
Net earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items and discontinued operations		911.1	1,008.6	488.4	2,930.3	2,298.4
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, exceptional items and discontinued operations (cents)		140	155	75	449	412
Gold sold – managed	kg	28,861	27,692	33,224	120,707	131,670
Gold price received	R/kg	223,568	220,612	152,510	190,623	147,595
Total cash costs	R/kg	125,359	122,920	91,473	111,315	86,823

Income statement
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

United States Dollars		Quarter			Year ended	
		June 2008	March 2008	June 2007	June 2008	June 2007
Revenue		836.3	821.1	714.7	3,165.0	2,699.1
Operating costs, net		481.6	473.9	437.0	1,921.5	1,624.1
- Operating costs		484.1	468.4	453.3	1,909.7	1,653.4
- Gold inventory change		(2.5)	5.5	(16.3)	11.8	(29.2)
Operating profit		354.7	347.2	277.7	1,243.5	1,074.9
Amortisation and depreciation		100.1	94.8	122.2	416.2	411.5
Net operating profit		254.6	252.4	155.5	827.3	663.4
Net interest paid		(5.5)	(11.8)	(8.3)	(44.3)	(25.1)
Gain/(loss) on foreign exchange		(1.1)	5.5	(6.0)	1.9	(21.0)
Gain/(loss) on financial instruments		-	37.6	5.5	11.8	(5.9)
Other		(10.2)	(4.5)	(1.5)	(17.8)	(17.7)
Exploration		(14.0)	(7.5)	(12.6)	(45.1)	(41.0)
Profit before tax and exceptional items		223.8	271.7	132.6	733.8	552.7
Exceptional (loss)/gain		(17.4)	(11.1)	5.0	180.1	33.8
Profit before taxation		206.4	260.6	137.6	913.9	586.5
Mining and income taxation		87.4	77.2	52.4	266.6	215.7
- Normal taxation		73.8	47.3	22.0	194.4	121.1
- Deferred taxation		13.6	29.9	30.4	72.2	94.6
Net profit from continued operations		119.0	183.4	85.2	647.3	370.8
Income from discontinued operations		(0.1)	(0.1)	(1.5)	5.1	(5.1)
Profit on sale of Venezuelan assets		(0.2)	(0.3)	-	10.2	-
Net profit		118.7	183.0	83.7	662.6	365.7
Attributable to:						
- Ordinary shareholders		104.7	166.8	74.1	613.0	328.0
- Minority shareholders		14.0	16.2	9.6	49.6	37.7
Exceptional items:						
Profit on sale of investments		(4.2)	(5.1)	0.9	194.8	26.8
Profit on sale of assets		(0.2)	0.3	4.5	4.6	7.4
South Deep restructuring		(9.0)	-	-	(9.0)	-
Driefontein 9 shaft closure costs		3.0	(6.3)	-	(3.3)	-
Impairment of assets		(7.0)	-	(0.4)	(7.0)	(0.4)
Other		-	-	-	-	-
Total exceptional items		(17.4)	(11.1)	5.0	180.1	33.8
Taxation		4.3	2.7	(2.0)	4.2	(9.6)
Net exceptional items after tax and minorities		(13.1)	(8.4)	3.0	184.3	24.2
Net earnings		104.7	166.8	74.1	613.0	328.0
Net earnings per share (cents)		16	26	11	94	59
Diluted earnings per share (cents)		16	24	11	82	55
Headline earnings		111.1	175.5	71.1	411.6	303.8
Headline earnings per share (cents)		17	27	11	63	54
Net earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items and discontinued operations		119.1	138.2	68.9	403.1	319.2
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, exceptional items and discontinued operations (cents)		18	21	11	62	57
South African rand/United States dollar conversion rate		7.77	7.45	7.09	7.27	7.20
South African rand/Australian dollar conversion rate		7.33	6.73	5.89	6.52	5.65
Gold sold – managed	ozs (000)	928	890	1,068	3,881	4,233
Gold price received	$/oz	895	921	669	816	638
Total cash costs	$/oz	502	513	401	476	374

Balance sheet
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

	South African Rand		United States Dollars	
	June 2008	June 2007	June 2008	June 2007
Property, plant and equipment	45,533.3	37,312.8	5,691.7	5,218.6
Goodwill	4,458.9	4,458.9	557.4	623.6
Non-current assets	746.7	627.7	93.3	87.8
Investments	5,704.2	2,272.4	713.0	317.8
Discontinued operations	-	3,352.3	-	468.9
Current assets	6,450.5	5,877.0	806.3	822.0
- Other current assets	4,443.2	3,566.9	555.4	498.9
- Cash and deposits	2,007.3	2,310.1	250.9	323.1
Total assets	**62,893.6**	53,901.1	**7,861.7**	7,538.7
Shareholders' equity	42,561.2	37,106.3	5,320.1	5,189.7
Deferred taxation	5,421.9	4,651.4	677.7	650.5
Long-term loans	6,513.9	6,170.5	814.2	863.0
Environmental rehabilitation provisions	2,015.5	1,380.5	251.9	193.1
Post-retirement health care provisions	21.0	21.0	2.6	2.9
Current liabilities	6,360.1	4,571.4	795.2	639.5
- Other current liabilities	5,875.9	3,852.8	734.7	539.0
- Current portion of long-term loans	484.2	718.6	60.5	100.5
Total equity and liabilities	**62,893.6**	53,901.1	**7,861.7**	7,538.7
South African rand/US dollar conversion rate			8.00	7.15
South African rand/Australian dollar conversion rate			7.66	6.06

Condensed changes in equity
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

	South African Rand		United States Dollars	
	June 2008	June 2007	June 2008	June 2007
Balance at the beginning of the financial year	37,106.3	20,001.5	5,189.7	2,692.0
Issue of share capital	0.5	78.7	0.1	10.9
Increase in share premium	72.2	18,398.2	9.9	2,561.5
Marked to market valuation of listed investments	320.0	205.7	44.0	28.6
Dividends paid	(1,044.8)	(1,141.4)	(143.7)	(159.7)
Increase in share-based payment reserve	153.3	90.0	21.1	12.5
Profit attributable to ordinary shareholders	4,457.5	2,362.5	613.1	328.0
Profit attributable to minority shareholders	360.3	271.5	49.6	37.7
Decrease in minority interests	(439.8)	253.7	(60.5)	(13.0)
Loss on transacting subsidiaries	(74.7)	(3,559.9)	(10.3)	(495.9)
Currency translation adjustment and other	2,104.5	145.8	(330.4)	187.1
Reserves released on sale of Venezuelan assets	(454.1)	-	(62.5)	-
Balance as at the end of June	**42,561.2**	37,106.3	**5,320.1**	5,189.7

Reconciliation of headline earnings with net earnings
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

	South African Rand		United States Dollars	
	June 2008	June 2007	June 2008	June 2007
Net earnings	**4,457.5**	2,362.5	**613.0**	328.0
Profit on sale of investments	(1,416.2)	(193.0)	(199.9)	(26.8)
Taxation effect of profit on sale of investments	2.2	48.6	0.3	6.8
Profit on sale of assets	(33.6)	(53.5)	(4.6)	(7.4)
Taxation effect of profit on sale of assets	20.8	20.4	2.3	2.8
Profit on sale of Venezuelan assets	(74.2)	2.8	(4.4)	0.4
Impairment of assets	51.2	-	7.0	-
Taxation effect on impairment of assets	(15.4)	-	(2.1)	-
Headline earnings	**2,992.3**	2,187.8	**411.6**	303.8
Headline earnings per share – cents	**459**	392	**63**	54
Based on headline earnings as given above divided by 653,156,884 for June 2008 (March 2008- 652,691,549 and June 2007 – 558,259,686) being the weighted average number of ordinary shares in issue.				

Cash flow statement
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

South African Rand	Quarter			Year ended	
	June 2008	March 2008	June 2007	June 2008	June 2007
Cash flows from operating activities	**2,567.9**	3,038.5	1,969.3	**7,739.5**	2,344.7
Profit before tax and exceptional items	**1,708.7**	1,974.5	941.3	**5,334.8**	3,978.5
Exceptional items	**(94.8)**	(41.6)	36.5	**1,309.5**	245.0
Amortisation and depreciation	**777.9**	713.9	866.1	**3,025.6**	3,962.7
Change in working capital	**262.5**	794.2	274.0	**262.3**	(168.8)
Taxation paid	**(194.6)**	(238.0)	(136.7)	**(923.4)**	(714.7)
Settlement of Western Areas hedge	**-**	-	-	**-**	(3,893.8)
Other non-cash items	**108.2**	(164.5)	(1.3)	**(1,395.7)**	(85.8)
Discontinued operations	**-**	-	(10.6)	**126.4**	21.6
Dividends paid	**(424.9)**	-	-	**(1,044.8)**	(1,141.4)
Ordinary shareholders	**(424.9)**	-	-	**(1,044.8)**	(1,130.9)
Minority shareholders in subsidiaries	**-**	-	-	**-**	(10.5)
Cash flows from investing activities	**(3,219.5)**	(2,355.3)	(2,331.8)	**(7,729.8)**	(15,194.6)
Capital expenditure – additions	**(2,524.8)**	(2,085.7)	(2,157.3)	**(9,013.9)**	(5,930.8)
Capital expenditure – proceeds on disposal	**6.5**	3.1	41.1	**42.2**	63.4
Sale/(purchase) of subsidiaries	**-**	-	(25.0)	**1,042.1**	(8,732.7)
Purchase of investments	**(707.5)**	(258.1)	(99.9)	**(977.6)**	(648.4)
Proceeds on the disposal of investments	**65.4**	1.9	11.3	**99.8**	326.1
Environmental and post-retirement health care payments	**(59.1)**	(16.5)	(68.9)	**(87.0)**	(107.2)
Discontinued operations	**-**	-	(33.1)	**1,164.6**	(165.0)
Cash flows from financing activities	**1,095.1**	(213.7)	336.8	**557.1**	14,684.7
Loans received	**1,164.6**	1,535.3	5,324.1	**4,335.9**	18,821.9
Loans repaid	**(850.0)**	(1,788.3)	(5,003.0)	**(4,619.5)**	(14,194.2)
Rights offer – Cerro Corona	**768.0**	-	-	**768.0**	-
Minority shareholders loans repaid	**-**	-	-	**-**	(90.1)
Shares issued	**12.5**	39.3	15.7	**72.7**	10,147.1
Net cash inflow/(outflow)	**18.6**	469.5	(25.7)	**(478.0)**	693.4
Translation adjustment	**44.6**	154.0	8.0	**175.2**	(0.8)
Cash at beginning of period	**1,944.1**	1,320.6	2,327.8	**2,310.1**	1,617.5
Cash at end of period	**2,007.3**	1,944.1	2,310.1	**2,007.3**	2,310.1

United States Dollars	Quarter			Year ended	
	June 2008	March 2008	June 2007	June 2008	June 2007
Cash flows from operating activities	**334.0**	407.9	276.1	**1,048.1**	333.7
Profit before tax and exceptional items	**223.8**	271.7	132.6	**733.8**	552.7
Exceptional items	**(17.4)**	(11.1)	5.0	**180.1**	33.8
Amortisation and depreciation	**100.1**	94.8	122.2	**416.2**	411.5
Change in working capital	**36.1**	114.6	37.8	**36.1**	(23.4)
Taxation paid	**(27.7)**	(43.5)	(19.1)	**(143.5)**	(97.4)
Settlement of Western Areas hedge	**-**	-	-	**-**	(534.6)
Other non-cash items	**19.5**	(18.2)	(0.2)	**(192.0)**	(11.9)
Discontinued operations	**(0.4)**	(0.4)	(2.2)	**17.4**	3.0
Dividends paid	**(53.9)**	-	-	**(142.5)**	(159.7)
Ordinary shareholders	**(53.9)**	-	-	**(142.5)**	(158.2)
Minority shareholders in subsidiaries	**-**	-	-	**-**	(1.5)
Cash flows from investing activities	**(429.0)**	(323.6)	(331.2)	**(1,063.4)**	(2,110.4)
Capital expenditure – additions	**(327.2)**	(277.3)	(301.7)	**(1,239.9)**	(824.2)
Capital expenditure – proceeds on disposal	**0.8**	0.3	5.7	**5.8**	8.8
Sale/(purchase) of subsidiaries	**(3.3)**	(3.8)	(8.5)	**143.3**	(1,212.9)
Purchase of investments	**(96.5)**	(36.3)	(14.2)	**(134.5)**	(90.1)
Proceeds on the disposal of investments	**8.9**	0.1	1.8	**13.7**	45.3
Environmental and post-retirement health care payments	**(8.1)**	(2.3)	(9.6)	**(12.0)**	(14.9)
Discontinued operations	**(3.6)**	(4.3)	(4.7)	**160.2**	(22.4)
Cash flows from financing activities	**142.7**	(28.9)	17.9	**67.0**	2,011.5
Loans received	**150.4**	209.9	718.0	**596.4**	2,593.1
Loans repaid	**(105.2)**	(244.3)	(708.1)	**(635.4)**	(1,979.4)
Rights issue – Cerro Corona	**96.0**	-	-	**96.0**	-
Minority shareholders loans repaid	**-**	-	-	**-**	(11.5)
Shares issued	**1.5**	5.5	8.0	**10.0**	1,409.3
Net cash (outflow)/inflow	**(6.2)**	55.4	(37.2)	**(90.8)**	75.1
Translation adjustment	**14.4**	(1.4)	37.0	**18.6**	30.3
Cash at beginning of period	**242.7**	188.7	323.3	**323.1**	217.7
Cash at end of period	**250.9**	242.7	323.1	**250.9**	323.1

Hedging / Derivatives

The Group's policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:

- to protect cash flows at times of significant expenditure,
- for specific debt servicing requirements, and
- to safeguard the viability of higher cost operations.

Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.

Gold Fields has various currency financial instruments - those remaining are described in the schedule.

Position at end of June 2008

US Dollars / Rand forward purchases

As a result of the draw down under a bridge loan facility to settle the close-out of the Western Areas gold derivative structure, US dollars/rand forward cover was purchased during the March 2007 quarter for the amount of US$550.8 million for settlement on 6 August 2007. On 6 August 2007, this US dollars/rand forward cover was extended to 6 November 2007. On 6 November 2007 the forward cover was extended to 6 December 2007 at an average rate of R6.6315, based on a spot of R6.6000. On 6 December 2007 a partial repayment of US$60.8 million was made against the loan and subsequently the balance of US$490 million forward cover was extended to 6 March 2008 at a rate of R6.9118, based on a spot rate of R6.8000.

On 31 December 2007 a further repayment of US$172 million was made against the loan which resulted in an early drawdown of the same amount under the forward cover. On 6 March 2008 the balance of US$318 million was extended to 6 June 2008 at a rate of R7.9752, based on a spot of R7.8052. On 6 June 2008 this forward cover was extended to 7 July 2008 at a rate of R7.8479, based on a spot of R7.7799.

For accounting purposes, this forward cover has been designated as a hedging instrument. The forward cover points have been accounted for as part of interest.

At the end of June 2008 the mark to market value of the US$318.0 million forward cover was positive by R55.5 million (US$6.9 million). The quarter on quarter marked to market movement was negative R61.2 million of which R3.2 million was offset against the R3.2 million foreign exchange gain on the revaluation of the underlying loan being hedged. The balance of R58.1 million represents the forward cover cost which has been included in interest paid in the income statement.

Diesel Hedge

Ghana

Subsequent to year end Gold Fields Ghana Holdings (BVI) Ltd purchased Asian style ICE Gasoil call options in respect of a total of 30 million litres of diesel exposure (2.5 million litres per month), for the period 1 July 2008 – 30 June 2009 at a strike price of US$1.09 per litre. A premium of US$2.5 million was paid.

A further Asian style ICE Gasoil call options was purchased in respect of a 30 million litres of diesel exposure (2,5m litres per month) for the period 1 July 2008 – 30 June 2009 at a strike price of US$1.11 per litre. A premium of US$3.3 million was paid.

Australia

On 21 July 2008 Gold Fields Australia purchased Asian style Singapore 0.5 Gasoil call options in respect of a total of 30 million litres of diesel exposure (2.5 million litres per month) for the period 1 August 2008 – 31 July 2009 at a strike price of US$1.0950 per litre. A premium of US$2.85 million was paid.

Total cash costs
Gold Industry Standards Basis

Figures are in millions unless otherwise stated

| | | Total Mine Operations | South African Operations | | | | | International Operations | | | | | Discontinued Operations[##] |
| | | | Total | Driefontein | Kloof | Beatrix | South Deep | Total | Ghana | | Australia [#] | | Venezuela |
									Tarkwa	Damang	St Ives	Agnew	Choco 10
Operating costs [(1)]	**June 2008**	**3,747.5**	**2,197.1**	**741.5**	**694.2**	**459.6**	**301.8**	**1,550.4**	**598.4**	**255.4**	**506.5**	**190.1**	-
	March 2008	3,502.6	2,126.3	723.3	646.5	429.4	327.1	1,376.3	540.3	230.5	451.4	154.1	-
	Financial year ended	13,883.2	8,610.9	2,932.5	2,690.0	1,724.7	1,263.7	5,272.3	2,058.7	858.6	1,755.0	600.0	191.3
Gold-in-process and inventory change*	**June 2008**	**(25.5)**	-	-	-	-	-	**(25.5)**	**(12.7)**	**(30.0)**	**14.3**	**2.9**	-
	March 2008	16.5	-	-	-	-	-	16.5	(0.8)	(12.8)	15.2	14.9	-
	Financial year ended	(6.6)	-	-	-	-	-	(6.6)	(25.0)	(77.0)	37.9	57.5	8.6
Less: Rehabilitation costs	**June 2008**	**15.2**	**10.6**	**4.4**	**3.2**	**2.3**	**0.7**	**4.6**	**1.2**	-	**2.7**	**0.7**	-
	March 2008	14.6	10.6	4.4	3.3	2.2	0.7	4.0	1.2	-	2.3	0.5	-
	Financial year ended	59.1	42.4	17.6	13.1	8.9	2.8	16.7	4.7	-	9.6	2.4	-
Production taxes	**June 2008**	**(29.1)**	**(29.1)**	**(16.2)**	**(11.3)**	**(2.8)**	**1.2**	-	-	-	-	-	-
	March 2008	10.3	10.3	4.1	2.8	1.9	1.5	-	-	-	-	-	-
	Financial year ended	0.6	0.6	(5.0)	(3.1)	3.1	5.6	-	-	-	-	-	-
General and admin	**June 2008**	**158.2**	**87.4**	**34.5**	**26.0**	**17.9**	**9.0**	**70.8**	**39.0**	**4.7**	**20.1**	**7.0**	-
	March 2008	153.6	91.9	34.1	29.1	20.3	8.4	61.7	36.0	5.4	16.1	4.2	-
	Financial year ended	586.3	358.2	135.4	112.9	75.6	34.3	228.1	124.3	18.2	64.1	21.5	30.0
Exploration costs	**June 2008**	**1.6**	-	-	-	-	-	**1.6**	-	**6.2**	**(7.0)**	**2.4**	-
	March 2008	17.8	-	-	-	-	-	17.8	-	9.4	7.5	0.9	-
	Financial year ended	37.9	-	-	-	-	-	37.9	-	20.4	12.9	4.6	-
Cash operating costs	**June 2008**	**3,576.1**	**2,128.2**	**718.8**	**676.3**	**442.2**	**290.9**	**1,447.9**	**545.5**	**214.5**	**505.0**	**182.9**	-
	March 2008	3,322.8	2,013.5	680.7	611.3	405.0	316.5	1,309.3	502.3	202.9	440.7	163.4	-
	Financial year ended	13,192.7	8,209.7	2,784.5	2,567.1	1,637.1	1,221.0	4,983.0	1,904.7	743.0	1,706.3	629.0	169.9
Plus: Production taxes	**June 2008**	**(29.1)**	**(29.1)**	**(16.2)**	**(11.3)**	**(2.8)**	**1.2**	-	-	-	-	-	-
	March 2008	10.3	10.3	4.1	2.8	1.9	1.5	-	-	-	-	-	-
	Financial year ended	0.6	0.6	(5.0)	(3.1)	3.1	5.6	-	-	-	-	-	-
Royalties	**June 2008**	**71.0**	-	-	-	-	-	**71.0**	**34.8**	**10.0**	**17.5**	**8.7**	-
	March 2008	70.8	-	-	-	-	-	70.8	33.4	11.1	17.2	9.1	-
	Financial year ended	243.2	-	-	-	-	-	243.2	115.9	34.9	62.2	30.2	6.0
TOTAL CASH COSTS [(2)]	**June 2008**	**3,618.0**	**2,099.1**	**702.6**	**665.0**	**439.4**	**292.1**	**1,518.9**	**580.3**	**224.5**	**522.5**	**191.6**	-
	March 2008	3,403.9	2,023.8	684.8	614.1	406.9	318.0	1,380.1	535.7	214.0	457.9	172.5	-
	Financial year ended	13,436.5	8,210.3	2,779.5	2,564.0	1,640.2	1,226.6	5,226.2	2,020.6	777.9	1,768.5	659.2	175.9
Plus: Amortisation*	**June 2008**	**750.9**	**389.5**	**144.4**	**144.5**	**89.7**	**10.9**	**361.4**	**92.4**	**40.8**	**228.2**		-
	March 2008	689.2	375.5	118.0	127.4	63.0	67.1	313.7	81.2	25.9	206.6		-
	Financial year ended	2,964.6	1,664.1	548.3	591.4	292.6	231.8	1,300.5	321.0	101.1	878.4		14.8
Rehabilitation	**June 2008**	**15.2**	**10.6**	**4.4**	**3.2**	**2.3**	**0.7**	**4.6**	**1.2**	-	**3.4**		-
	March 2008	14.6	10.6	4.4	3.3	2.2	0.7	4.0	1.2	-	2.8		-
	Financial year ended	59.1	42.4	17.6	13.1	8.9	2.8	16.7	4.7	-	12.0		-
TOTAL PRODUCTION COSTS [(3)]	**June 2008**	**4,384.1**	**2,499.2**	**851.4**	**812.7**	**531.4**	**303.7**	**1,884.9**	**673.9**	**265.3**	**945.7**		-
	March 2008	4,107.7	2,409.9	807.2	744.8	472.1	385.8	1,697.8	618.1	239.9	839.8		-
	Financial year ended	16,460.2	9,916.8	3,345.4	3,168.5	1,941.7	1,461.2	6,543.4	2,346.3	879.0	3,318.1		190.7
Gold sold - thousand ounces	**June 2008**	**927.9**	**553.2**	**218.2**	**179.3**	**118.3**	**37.5**	**374.7**	**168.6**	**50.0**	**101.5**	**54.6**	-
	March 2008	890.3	519.8	209.9	175.5	81.7	52.6	370.5	165.1	52.6	103.9	49.0	-
	Financial year ended	3,880.8	2,419.1	928.0	820.9	438.1	232.1	1,461.7	646.1	194.2	417.7	203.7	33.2
TOTAL CASH COSTS - US$/oz	**June 2008**	**502**	**488**	**414**	**477**	**478**	**1,002**	**522**	**443**	**578**	**663**	**452**	-
	March 2008	513	523	438	470	668	811	500	436	546	592	473	-
	Financial year ended	476	467	412	430	515	727	492	430	551	582	445	729
TOTAL CASH COSTS - R/kg	**June 2008**	**125,359**	**121,984**	**103,537**	**119,240**	**119,467**	**250,300**	**130,344**	**110,639**	**144,373**	**165,558**	**112,905**	-
	March 2008	122,920	125,181	104,870	112,514	160,071	194,258	119,748	104,323	130,887	141,721	113,189	-
	Financial year ended	111,315	109,117	96,293	100,419	120,382	169,889	114,952	100,552	128,770	136,122	104,040	170,281
TOTAL PRODUCTION COSTS - US$/oz	**June 2008**	**608**	**581**	**502**	**583**	**578**	**1,042**	**647**	**514**	**683**	**780**		-
	March 2008	619	622	516	570	775	984	615	503	613	737		-
	Financial year ended	583	564	496	531	610	866	616	500	623	734		789

DEFINITIONS

Total cash costs and Total production costs are calculated in accordance with the Gold Institute Industry standard.

[(1)] Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and exceptional items.

[(2)] Total cash costs – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above.

[(3)] Total production costs – Total cash costs plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.

* Adjusted for amortisation/depreciation (non-cash item) excluded from gold-in-process change.

[#] As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

[##] Discontinued operations are excluded from Total International and Total Mine Operations.

Average exchange rates are US$1 = R7.77 and US$1 = R7.45 for the June 2008 and March 2008 quarters respectively and US$1 = R7.27 for F2008.

| **Notional cash expenditure** [##] | | Total Mines | South African Operations | | | | | International Operations | | | | | Peru Total |
| | | | Total | Driefontein | Kloof | Beatrix | South Deep | Total | Ghana | | Australia | | |
									Tarkwa	Damang	St Ives	Agnew	Cerro Corona
Operating costs - R'm	**June 2008**	**3,747.5**	**2,197.1**	**741.5**	**694.2**	**459.6**	**301.8**	**1,550.4**	**598.4**	**255.4**	**506.5**	**190.1**	-
	March 2008	3,502.6	2,126.3	723.3	646.5	429.4	327.1	1,376.3	540.3	230.5	451.4	154.1	-
	Financial year ended	13,883.2	8,610.9	2,932.5	2,690.0	1,724.7	1,263.7	5,272.3	2,058.7	858.6	1,755.0	600.0	-
Capital expenditure	**June 2008**	**2,517.2**	**912.6**	**302.9**	**242.4**	**151.3**	**216.0**	**917.7**	**522.9**	**44.7**	**259.4**	**90.7**	**686.9**
	March 2008	2,068.5	784.5	226.9	212.0	149.8	195.8	708.0	397.1	56.0	198.5	56.4	576.0
	Financial year ended	8,579.0	3,275.4	1,016.4	897.7	576.6	784.7	2,770.7	1,541.0	204.2	784.5	241.0	2,532.9
Notional cash expenditure – R/kg	**June 2008**	**217,065**	**180,712**	**153,905**	**167,940**	**166,096**	**443,702**	**211,800**	**213,785**	**192,990**	**242,681**	**165,468**	-
	March 2008	201,181	180,046	145,513	157,292	227,852	319,426	180,850	182,551	175,229	201,145	138,123	-
	Financial year ended	186,088	157,972	136,806	140,512	168,903	283,712	176,909	179,134	175,927	195,466	132,734	-
Notional cash expenditure - $/oz	**June 2008**	**869**	**723**	**616**	**672**	**665**	**1,776**	**848**	**856**	**773**	**971**	**662**	-
	March 2008	843	752	608	657	951	1,334	755	762	732	840	577	-
	Financial year ended	796	676	585	601	723	1,214	757	766	753	836	568	-

[##] Notional cash expenditure (NCE) per kilogram (ounce) = Operating costs plus capital expenditure divided by gold produced.

Operating and financial results

South African Rand		Total Mine Operations	South African Operations				
			Total	Driefontein	Kloof	Beatrix	South Deep
Operating Results	**June 2008**	**12,259**	**3,661**	**1,545**	**1,143**	**778**	**195**
Ore milled/treated (000 tons)	March 2008	12,376	3,166	1,426	808	656	276
	Financial year ended	49,615	14,516	5,981	3,953	3,215	1,367
Yield (grams per ton)	**June 2008**	**2.4**	**4.7**	**4.4**	**4.9**	**4.7**	**6.0**
	March 2008	2.2	5.1	4.6	6.8	3.9	5.9
	Financial year ended	2.4	5.2	4.8	6.5	4.2	5.3
Gold produced (kilograms)	**June 2008**	**28,861**	**17,208**	**6,786**	**5,577**	**3,678**	**1,167**
	March 2008	27,692	16,167	6,530	5,458	2,542	1,637
	Financial year ended	120,707	75,243	28,865	25,533	13,625	7,220
Gold sold (kilograms)	**June 2008**	**28,861**	**17,208**	**6,786**	**5,577**	**3,678**	**1,167**
	March 2008	27,692	16,167	6,530	5,458	2,542	1,637
	Financial year ended	120,707	75,243	28,865	25,533	13,625	7,220
Gold price received (Rand per kilogram)	**June 2008**	**223,568**	**225,070**	**224,934**	**224,583**	**226,101**	**224,936**
	March 2008	220,612	222,657	223,400	220,136	226,515	222,114
	Financial year ended	190,623	189,572	190,608	188,180	191,941	185,886
Total cash costs (Rand per kilogram)	**June 2008**	**125,359**	**121,984**	**103,537**	**119,240**	**119,467**	**250,300**
	March 2008	122,920	125,181	104,870	112,514	160,071	194,258
	Financial year ended	111,315	109,117	96,293	100,419	120,382	169,889
Total production costs (Rand per kilogram)	**June 2008**	**151,904**	**145,235**	**125,464**	**145,724**	**144,481**	**260,240**
	March 2008	148,339	149,063	123,614	136,460	185,720	235,675
	Financial year ended	136,365	131,797	115,898	124,094	142,510	202,382
Operating costs (Rand per ton)	**June 2008**	**306**	**600**	**480**	**607**	**591**	**1,548**
	March 2008	283	672	507	800	655	1,185
	Financial year ended	280	593	490	680	536	924
Financial Results (Rand million)							
Revenue	**June 2008**	**6,452.4**	**3,873.0**	**1,526.4**	**1,252.5**	**831.6**	**262.5**
	March 2008	6,109.2	3,599.7	1,458.8	1,201.5	575.8	363.6
	Financial year ended	23,009.5	14,264.0	5,501.9	4,804.8	2,615.2	1,342.1
Operating costs, net	**June 2008**	**3,731.1**	**2,197.1**	**741.5**	**694.2**	**459.6**	**301.8**
	March 2008	3,543.3	2,126.3	723.3	646.5	429.4	327.1
	Financial year ended	13,968.7	8,610.9	2,932.5	2,690.0	1,724.7	1,263.7
- Operating costs	**June 2008**	**3,747.5**	**2,197.1**	**741.5**	**694.2**	**459.6**	**301.8**
	March 2008	3,502.6	2,126.3	723.3	646.5	429.4	327.1
	Financial year ended	13,883.2	8,610.9	2,932.5	2,690.0	1,724.7	1,263.7
- Gold inventory change	**June 2008**	**(16.4)**	**-**	**-**	**-**	**-**	**-**
	March 2008	40.7					
	Financial year ended	85.5	-	-	-	-	-
Operating profit	**June 2008**	**2,721.3**	**1,675.9**	**784.9**	**558.3**	**372.0**	**(39.3)**
	March 2008	2,565.9	1,473.4	735.5	555.0	146.4	36.5
	Financial year ended	9,040.8	5,563.1	2,569.4	2,114.8	890.5	78.4
Amortisation of mining assets	**June 2008**	**741.8**	**389.5**	**144.4**	**144.5**	**89.7**	**10.9**
	March 2008	665.0	375.5	118.0	127.4	63.0	67.1
	Financial year ended	2,872.5	1,664.1	548.3	591.4	292.6	231.8
Net operating profit	**June 2008**	**1,979.5**	**1,286.4**	**640.5**	**413.8**	**282.3**	**(50.2)**
	March 2008	1,900.9	1,097.9	617.5	427.6	83.4	(30.6)
	Financial year ended	6,168.3	3,989.0	2,021.1	1,523.4	597.9	(153.4)
Other income/(expense)	**June 2008**	**(11.6)**	**(45.6)**	**(18.9)**	**(8.0)**	**(7.2)**	**(11.5)**
	March 2008	(107.6)	(132.2)	(44.1)	(47.0)	(37.2)	(3.9)
	Financial year ended	(146.3)	(267.0)	(100.1)	(76.1)	(63.1)	(27.7)
Profit before taxation	**June 2008**	**1,967.9**	**1,240.8**	**621.6**	**405.8**	**275.1**	**(61.7)**
	March 2008	1,793.3	965.7	573.4	380.6	46.2	(34.5)
	Financial year ended	6,022.0	3,722.0	1,921.0	1,447.3	534.8	(181.1)
Mining and income taxation	**June 2008**	**659.8**	**437.6**	**237.1**	**143.1**	**108.1**	**(50.7)**
	March 2008	580.0	312.9	182.3	126.8	17.5	(13.7)
	Financial year ended	2,014.5	1,296.8	685.9	500.0	206.3	(95.4)
- Normal taxation	**June 2008**	**505.2**	**276.1**	**180.7**	**94.9**	**0.5**	**-**
	March 2008	320.0	217.5	135.4	81.9	0.2	-
	Financial year ended	1,303.8	825.8	500.8	323.7	1.3	-
- Deferred taxation	**June 2008**	**154.6**	**161.5**	**56.4**	**48.2**	**107.6**	**(50.7)**
	March 2008	260.0	95.4	46.9	44.9	17.3	(13.7)
	Financial year ended	710.7	471.0	185.1	176.3	205.0	(95.4)
Profit before exceptional items	**June 2008**	**1,308.1**	**803.2**	**384.5**	**262.7**	**167.0**	**(11.0)**
	March 2008	1,213.3	652.8	391.1	253.8	28.7	(20.8)
	Financial year ended	4,007.5	2,425.2	1,235.1	947.3	328.5	(85.7)
Exceptional items	**June 2008**	**(96.4)**	**(43.8)**	**21.2**	**(0.3)**	**0.4**	**(65.1)**
	March 2008	(41.5)	(41.9)	(44.7)	-	2.7	0.1
	Financial year ended	(106.7)	(54.7)	(1.8)	0.6	3.9	(57.4)
Net profit	**June 2008**	**1,211.7**	**759.4**	**405.7**	**262.4**	**167.4**	**(76.1)**
	March 2008	1,171.8	610.9	346.4	253.8	31.4	(20.7)
	Financial year ended	3,900.8	2,370.5	1,233.3	947.9	332.4	(143.1)
Net profit excluding gains and losses on foreign exchange, financial instruments and exceptional items	**June 2008**	**1,275.9**	**785.3**	**392.5**	**262.7**	**167.1**	**(37.0)**
	March 2008	1,202.6	636.3	374.2	253.7	29.7	(21.3)
	Financial year ended	3,974.4	2,409.9	1,234.4	947.6	329.9	(102.0)
Capital expenditure	**June 2008**	**1,830.3**	**912.6**	**302.9**	**242.4**	**151.3**	**216.0**
	March 2008	1,492.5	784.5	226.9	212.0	149.8	195.8
	Financial year ended	6,046.1	3,275.4	1,016.4	897.7	576.6	784.7
Planned for next six months to December 2008		3,797.1	1,887.5	481.5	565.0	337.0	504.0

Operating and financial results

South African Rand		Total	International Operations				Discontinued Operations##
			Ghana		Australia#		Venezuela
			Tarkwa	Damang	St Ives	Agnew	Choco 10
Operating Results							
Ore milled/treated (000 tons)	**June 2008**	**8,598**	**5,469**	**1,057**	**1,733**	**339**	**-**
	March 2008	9,210	5,765	1,232	1,884	329	-
	Financial year ended	35,099	22,035	4,516	7,233	1,315	761
Yield (grams per ton)	**June 2008**	**1.4**	**1.0**	**1.5**	**1.8**	**5.0**	**-**
	March 2008	1.3	0.9	1.3	1.7	4.6	-
	Financial year ended	1.3	0.9	1.3	1.8	4.8	1.4
Gold produced (kilograms)	**June 2008**	**11,653**	**5,245**	**1,555**	**3,156**	**1,697**	**-**
	March 2008	11,525	5,135	1,635	3,231	1,524	-
	Financial year ended	45,464	20,095	6,041	12,992	6,336	1,052
Gold sold (kilograms)	**June 2008**	**11,653**	**5,245**	**1,555**	**3,156**	**1,697**	**-**
	March 2008	11,525	5,135	1,635	3,231	1,524	-
	Financial year ended	45,464	20,095	6,041	12,992	6,336	1,033
Gold price received (Rand per kilogram)	**June 2008**	**221,351**	**221,049**	**221,672**	**221,578**	**221,567**	**-**
	March 2008	217,744	217,235	217,798	217,487	219,948	-
	Financial year ended	192,361	192,272	193,081	191,425	193,876	290,029
Total cash costs (Rand per kilogram)	**June 2008**	**130,344**	**110,639**	**144,373**	**165,558**	**112,905**	**-**
	March 2008	119,748	104,323	130,887	141,721	113,189	-
	Financial year ended	114,952	100,552	128,770	136,122	104,040	170,281
Total production costs (Rand per kilogram)	**June 2008**	**161,752**	**128,484**	**170,611**	**194,869**		**-**
	March 2008	147,323	120,370	146,789	176,614		-
	Financial year ended	143,925	116,760	145,506	171,673		184,608
Operating costs (Rand per ton)	**June 2008**	**180**	**109**	**242**	**292**	**561**	**-**
	March 2008	149	94	187	240	468	-
	Financial year ended	150	93	190	243	456	251
Financial Results (Rand million)							
Revenue	**June 2008**	**2,579.4**	**1,159.4**	**344.7**	**699.3**	**376.0**	**-**
	March 2008	2,509.5	1,115.5	356.1	702.7	335.2	-
	Financial year ended	8,745.5	3,863.7	1,166.4	2,487.0	1,228.4	299.6
Operating costs, net	**June 2008**	**1,534.0**	**584.9**	**225.2**	**526.5**	**197.4**	**-**
	March 2008	1,417.0	533.4	217.8	471.9	193.9	-
	Financial year ended	5,357.8	2,022.9	781.6	1,805.4	747.9	199.9
- Operating costs	**June 2008**	**1,550.4**	**598.4**	**255.4**	**506.5**	**190.1**	**-**
	March 2008	1,376.3	540.3	230.5	451.4	154.1	-
	Financial year ended	5,272.3	2,058.7	858.6	1,755.0	600.0	191.3
- Gold inventory change	**June 2008**	**(16.4)**	**(13.5)**	**(30.2)**	**20.0**	**7.3**	**-**
	March 2008	40.7	(6.9)	(12.7)	20.5	39.8	-
	Financial year ended	85.5	(35.8)	(77.0)	50.4	147.9	8.6
Operating profit	**June 2008**	**1,045.4**	**574.5**	**119.5**	**172.8**	**178.6**	**-**
	March 2008	1,092.5	582.1	138.3	230.8	141.3	-
	Financial year ended	3,387.7	1,840.8	384.8	681.9	480.5	99.7
Amortisation of mining assets	**June 2008**	**352.3**	**93.2**	**41.0**	**218.1**		**-**
	March 2008	289.5	87.3	25.8	176.4		-
	Financial year ended	1,208.4	331.8	101.1	775.5		14.8
Net operating profit	**June 2008**	**693.1**	**481.3**	**78.5**	**133.3**		**-**
	March 2008	803.0	494.8	112.5	195.7		-
	Financial year ended	2,179.3	1,509.0	283.7	386.6		84.9
Other income/(expense)	**June 2008**	**34.0**	**(2.3)**	**(0.7)**	**37.0**		**-**
	March 2008	24.6	(7.6)	(0.7)	32.9		-
	Financial year ended	120.7	1.1	(1.6)	121.2		(29.6)
Profit before taxation	**June 2008**	**727.1**	**479.0**	**77.8**	**170.3**		**-**
	March 2008	827.6	487.2	111.8	228.6		-
	Financial year ended	2,300.0	1,510.1	282.1	507.8		55.3
Mining and income taxation	**June 2008**	**222.2**	**142.2**	**27.6**	**52.4**		**-**
	March 2008	267.1	144.6	35.9	86.6		-
	Financial year ended	717.7	435.5	94.7	187.5		6.8
- Normal taxation	**June 2008**	**229.1**	**182.7**	**20.2**	**26.2**		**-**
	March 2008	102.5	55.9	20.2	26.4		-
	Financial year ended	478.0	331.3	54.3	92.4		5.9
- Deferred taxation	**June 2008**	**(6.9)**	**(40.5)**	**7.4**	**26.2**		**-**
	March 2008	164.6	88.7	15.7	60.2		-
	Financial year ended	239.7	104.2	40.4	95.1		0.9
Profit before exceptional items	**June 2008**	**504.9**	**336.8**	**50.2**	**117.9**		**-**
	March 2008	560.5	342.6	75.9	142.0		-
	Financial year ended	1,582.3	1,074.6	187.4	320.3		48.5
Exceptional items	**June 2008**	**(52.6)**	**-**	**-**	**(52.6)**		**-**
	March 2008	0.4	-	-	0.4		-
	Financial year ended	(52.0)	-	-	(52.0)		-
Net profit	**June 2008**	**452.3**	**336.8**	**50.2**	**65.3**		**-**
	March 2008	560.9	342.6	75.9	142.4		-
	Financial year ended	1,530.3	1,074.6	187.4	268.3		48.5
Net profit excluding gains and losses on foreign exchange, financial instruments and exceptional items	**June 2008**	**490.6**	**336.7**	**50.2**	**103.7**		**-**
	March 2008	566.3	348.7	74.0	143.6		-
	Financial year ended	1,564.5	1,069.0	184.7	310.8		47.4
Capital expenditure	**June 2008**	**917.7**	**522.9**	**44.7**	**259.4**	**90.7**	**-**
	March 2008	708.0	397.1	56.0	198.5	56.4	-
	Financial year ended	2,770.7	1,541.0	204.2	784.5	241.0	70.0
Planned for next six months to December 2008		1,909.6	1,105.6	107.2	521.6	175.2	-

\#   As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

\##   Discontinued operations are excluded from Total International Operations.

Operating and financial results

United States Dollars		Total Mine Operations	South African Operations				
			Total	Driefontein	Kloof	Beatrix	South Deep
Operating Results							
Ore milled/treated (000 tons)	**June 2008**	**12,259**	**3,661**	**1,545**	**1,143**	**778**	**195**
	March 2008	12,376	3,166	1,426	808	656	276
	Financial year ended	49,615	14,516	5,981	3,953	3,215	1,367
Yield (ounces per ton)	**June 2008**	**0.076**	**0.151**	**0.141**	**0.157**	**0.152**	**0.192**
	March 2008	0.072	0.164	0.147	0.217	0.125	0.191
	Financial year ended	0.078	0.167	0.155	0.208	0.136	0.170
Gold produced (000 ounces)	**June 2008**	**927.9**	**553.2**	**218.2**	**179.3**	**118.3**	**37.5**
	March 2008	890.3	519.8	209.9	175.5	81.7	52.6
	Financial year ended	3,880.8	2,419.1	928.0	820.9	438.1	232.1
Gold sold (000 ounces)	**June 2008**	**927.9**	**553.2**	**218.2**	**179.3**	**118.3**	**37.5**
	March 2008	890.3	519.8	209.9	175.5	81.7	52.6
	Financial year ended	3,880.8	2,419.1	928.0	820.9	438.1	232.1
Gold price received (dollars per ounce)	**June 2008**	**895**	**901**	**900**	**899**	**905**	**900**
	March 2008	921	930	933	919	946	927
	Financial year ended	816	811	815	805	821	795
Total cash costs (dollars per ounce)	**June 2008**	**502**	**488**	**414**	**477**	**478**	**1,002**
	March 2008	513	523	438	470	668	811
	Financial year ended	476	467	412	430	515	727
Total production costs (dollars per ounce)	**June 2008**	**608**	**581**	**502**	**583**	**578**	**1,042**
	March 2008	619	622	516	570	775	984
	Financial year ended	583	564	496	531	610	866
Operating costs (dollars per ton)	**June 2008**	**39**	**77**	**62**	**78**	**76**	**199**
	March 2008	38	90	68	107	88	159
	Financial year ended	38	82	67	94	74	127
Financial Results ($ million)							
Revenue	**June 2008**	**836.3**	**500.7**	**197.8**	**161.3**	**108.8**	**32.8**
	March 2008	821.1	481.5	195.8	160.4	76.6	48.5
	Financial year ended	3,165.0	1,962.0	756.8	660.9	359.7	184.6
Operating costs, net	**June 2008**	**481.6**	**282.3**	**95.2**	**89.3**	**59.3**	**38.5**
	March 2008	473.9	283.4	96.4	86.0	57.3	43.7
	Financial year ended	1,921.5	1,184.4	403.4	370.0	237.2	173.8
- Operating costs	**June 2008**	**484.1**	**282.3**	**95.2**	**89.3**	**59.3**	**38.5**
	March 2008	468.4	283.4	96.4	86.0	57.3	43.7
	Financial year ended	1,909.7	1,184.4	403.4	370.0	237.2	173.8
- Gold inventory change	**June 2008**	**(2.5)**	**-**	**-**	**-**	**-**	**-**
	March 2008	5.5	-	-	-	-	-
	Financial year ended	11.8	-	-	-	-	-
Operating profit	**June 2008**	**354.7**	**218.4**	**102.6**	**72.0**	**49.5**	**(5.7)**
	March 2008	347.2	198.1	99.6	74.4	19.2	4.9
	Financial year ended	1,243.5	777.6	353.4	290.9	122.5	10.8
Amortisation of mining assets	**June 2008**	**95.3**	**49.6**	**18.6**	**18.4**	**11.7**	**0.8**
	March 2008	88.1	49.5	15.5	16.8	8.3	8.9
	Financial year ended	395.1	228.9	75.4	81.3	40.2	31.9
Net operating profit	**June 2008**	**259.5**	**168.8**	**84.0**	**53.5**	**37.7**	**(6.5)**
	March 2008	259.0	148.6	84.1	57.7	10.9	(4.0)
	Financial year ended	848.4	548.7	278.0	209.5	82.2	(21.1)
Other income/(expenses)	**June 2008**	**(1.0)**	**(5.5)**	**(2.4)**	**(0.9)**	**(0.8)**	**(1.5)**
	March 2008	(14.9)	(18.2)	(6.0)	(6.6)	(5.2)	(0.5)
	Financial year ended	(20.0)	(36.7)	(13.8)	(10.5)	(8.7)	(3.8)
Profit before taxation	**June 2008**	**258.5**	**163.3**	**81.6**	**52.7**	**37.0**	**(8.0)**
	March 2008	244.1	130.4	78.1	51.1	5.7	(4.5)
	Financial year ended	828.4	512.0	264.2	199.1	73.6	(24.9)
Mining and income taxation	**June 2008**	**86.6**	**57.6**	**31.2**	**18.6**	**14.6**	**(6.8)**
	March 2008	78.7	41.9	24.6	17.0	2.1	(1.8)
	Financial year ended	277.1	178.4	94.3	68.8	28.4	(13.1)
- Normal taxation	**June 2008**	**67.0**	**36.3**	**23.9**	**12.3**	**0.1**	**-**
	March 2008	43.2	29.3	18.3	11.0	-	-
	Financial year ended	179.3	113.6	68.9	44.5	0.2	-
- Deferred taxation	**June 2008**	**19.6**	**21.3**	**7.4**	**6.3**	**14.5**	**(6.8)**
	March 2008	35.5	12.6	6.3	6.0	2.1	(1.8)
	Financial year ended	97.8	64.8	25.5	24.3	28.2	(13.1)
Profit before exceptional items	**June 2008**	**171.9**	**105.7**	**50.4**	**34.1**	**22.4**	**(1.2)**
	March 2008	165.5	88.4	53.4	34.1	3.6	(2.7)
	Financial year ended	551.3	333.5	169.8	130.3	45.2	(11.8)
Exceptional items	**June 2008**	**(13.3)**	**(6.0)**	**3.0**	**-**	**-**	**(9.0)**
	March 2008	(5.7)	(5.9)	(6.3)	-	0.4	-
	Financial year ended	(14.7)	(7.5)	(0.2)	0.1	0.5	(7.9)
Net profit	**June 2008**	**158.6**	**99.7**	**53.3**	**34.1**	**22.4**	**(10.2)**
	March 2008	159.6	82.5	47.1	34.1	4.0	(2.7)
	Financial year ended	536.7	326.0	169.5	130.4	45.7	(19.7)
Net profit excluding gains and losses on foreign exchange, financial instruments and exceptional items	**June 2008**	**167.2**	**103.0**	**51.4**	**34.0**	**22.5**	**(4.9)**
	March 2008	163.8	86.0	50.9	34.1	3.7	(2.7)
	Financial year ended	546.7	331.5	169.8	130.3	45.4	(14.0)
Capital expenditure	**June 2008**	**238.6**	**118.1**	**39.4**	**31.3**	**19.5**	**27.9**
	March 2008	200.0	104.5	30.2	28.2	20.0	26.2
	Financial year ended	831.6	450.5	139.8	123.5	79.3	107.9
Planned for next six months to December 2008		474.6	235.9	60.2	70.6	42.1	63.0

Average exchange rates were US$1 = R7.77 and US$1 = R7.45 for the June 2008 and March 2008 quarters respectively. The Australian dollar exchange rates were A$1 = R7.33 and A$1 = R6.73 for the June 2008 and March 2008 quarters respectively. # As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit. Figures may not add as they are rounded independently. ## Discontinued operations are excluded from Total International and Total Mine Operations.

Operating and financial results

United States Dollars		International Operations					Australian Dollars		Discontinued operations
		Total	**Ghana**		**Australia #**		**Australia #**		**Venezuela ##**
			Tarkwa	Damang	St Ives	Agnew	St Ives	Agnew	Choco 10
Operating Results									
Ore milled/treated (000 tons)	**June 2008**	**8,598**	**5,469**	**1,057**	**1,733**	**339**	**1,733**	**339**	-
	March 2008	9,210	5,765	1,232	1,884	329	1,884	329	-
	Financial year ended	35,099	22,035	4,516	7,233	1,315	7,233	1,315	761
Yield (ounces per ton)	**June 2008**	**0.044**	**0.031**	**0.047**	**0.059**	**0.161**	**0.059**	**0.161**	-
	March 2008	0.040	0.029	0.043	0.055	0.149	0.055	0.149	-
	Financial year ended	0.042	0.029	0.043	0.058	0.155	0.058	0.155	0.044
Gold produced(000 ounces)	**June 2008**	**374.7**	**168.6**	**50.0**	**101.5**	**54.6**	**101.5**	**54.6**	-
	March 2008	370.5	165.1	52.6	103.9	49.0	103.9	49.0	-
	Financial year ended	1,461.7	646.1	194.2	417.7	203.7	417.7	203.7	33.8
Gold sold (000 ounces)	**June 2008**	**374.7**	**168.6**	**50.0**	**101.5**	**54.6**	**101.5**	**54.6**	-
	March 2008	370.5	165.1	52.6	103.9	49.0	103.9	49.0	-
	Financial year ended	1,461.7	646.1	194.2	417.7	203.7	417.7	203.7	33.2
Gold price received	**June 2008**	**886**	**885**	**887**	**887**	**887**	**949**	**949**	-
(dollars per ounce)	March 2008	909	907	909	908	918	1,005	1,017	-
	Financial year ended	823	823	826	819	829	913	925	1,241
Total cash costs	**June 2008**	**522**	**443**	**578**	**663**	**452**	**702**	**479**	-
(dollars per ounce)	March 2008	500	436	546	592	473	655	523	-
	Financial year ended	492	430	551	582	445	649	496	729
Total production costs	**June 2008**	**647**	**514**	**683**	**780**		**827**		-
(dollars per ounce)	March 2008	615	503	613	737		816		-
	Financial year ended	616	500	623	734		819		789
Operating costs	**June 2008**	**23**	**14**	**31**	**38**	**72**	**40**	**77**	-
(dollars per ton)	March 2008	20	13	25	32	63	36	70	-
	Financial year ended	21	13	26	33	63	37	70	35
Financial Results ($ million)									
Revenue	**June 2008**	**335.6**	**151.1**	**44.8**	**90.6**	**49.1**	**95.8**	**52.2**	-
	March 2008	339.6	151.1	48.4	94.8	45.3	105.6	50.4	-
	Financial year ended	1,203.0	531.5	160.4	342.1	169.0	381.4	188.4	41.2
Operating costs, net	**June 2008**	**199.2**	**76.0**	**29.3**	**68.5**	**25.4**	**72.6**	**26.7**	-
	March 2008	190.5	71.7	29.4	63.4	26.0	70.4	28.8	-
	Financial year ended	737.1	278.3	107.5	248.4	102.9	276.9	114.7	27.5
- Operating costs	**June 2008**	**201.7**	**77.8**	**33.3**	**65.8**	**24.8**	**69.8**	**26.5**	-
	March 2008	185.0	72.6	31.0	60.6	20.8	67.2	23.1	-
	Financial year ended	725.3	283.2	118.1	241.5	82.5	269.2	92.0	26.3
- Gold inventory change	**June 2008**	**(2.5)**	**(1.8)**	**(4.0)**	**2.7**	**0.5**	**2.8**	**0.2**	-
	March 2008	5.5	(0.9)	(1.7)	2.8	5.3	3.2	5.8	-
	Financial year ended	11.8	(4.9)	(10.6)	6.9	20.3	7.7	22.7	1.2
Operating profit	**June 2008**	**136.4**	**75.1**	**15.5**	**22.1**	**23.7**	**23.2**	**25.5**	-
	March 2008	149.1	79.4	19.0	31.5	19.3	35.2	21.5	-
	Financial year ended	465.9	253.2	52.9	93.7	66.1	104.5	73.7	13.7
Amortisation of mining assets	**June 2008**	**45.7**	**12.0**	**5.4**	**28.3**		**29.9**		-
	March 2008	38.6	11.8	3.6	23.4		25.8		-
	Financial year ended	166.2	45.6	13.9	106.7		118.9		2.0
Net operating profit	**June 2008**	**90.7**	**63.1**	**10.1**	**17.5**		**18.8**		-
	March 2008	110.4	67.6	15.5	27.3		30.9		-
	Financial year ended	299.7	207.6	39.0	53.1		59.3		11.7
Other income/(expenses)	**June 2008**	**4.5**	**(0.3)**	**-**	**4.9**		**5.1**		-
	March 2008	3.3	(1.1)	-	4.4		5.0		-
	Financial year ended	16.7	0.2	(0.1)	16.7		18.6		(4.1)
Profit before taxation	**June 2008**	**95.2**	**62.7**	**10.1**	**22.3**		**23.9**		-
	March 2008	113.8	66.5	15.5	31.8		35.8		-
	Financial year ended	316.4	207.7	38.9	69.7		77.9		7.6
Mining and income taxation	**June 2008**	**29.0**	**18.6**	**3.6**	**6.8**		**7.2**		-
	March 2008	36.7	19.8	4.9	12.0		13.6		-
	Financial year ended	98.7	59.9	13.0	25.8		28.8		0.9
- Normal taxation	**June 2008**	**30.7**	**24.7**	**2.7**	**3.4**		**3.6**		-
	March 2008	13.9	7.5	2.8	3.6		4.0		-
	Financial year ended	65.7	45.6	7.5	12.7		14.2		0.8
- Deferred taxation	**June 2008**	**(1.7)**	**(6.1)**	**1.0**	**3.4**		**3.6**		-
	March 2008	22.9	12.3	2.1	8.4		9.6		-
	Financial year ended	33.0	14.3	5.6	13.1		14.6		0.1
Profit before exceptional items	**June 2008**	**66.2**	**44.1**	**6.5**	**15.6**		**16.7**		-
	March 2008	77.1	46.8	10.5	19.8		22.2		-
	Financial year ended	217.7	147.8	25.9	44.0		49.1		6.7
Exceptional items	**June 2008**	**(7.3)**	**-**	**-**	**(7.3)**		**(8.1)**		-
	March 2008	0.1	-	-	0.1		0.1		-
	Financial year ended	(7.2)	-	-	(7.2)		(8.0)		-
Net profit	**June 2008**	**58.9**	**44.1**	**6.5**	**8.3**		**8.7**		-
	March 2008	77.1	46.8	10.5	19.9		22.3		-
	Financial year ended	210.6	147.8	25.9	36.8		41.2		6.7
Net profit excluding gains and losses	**June 2008**	**64.2**	**44.0**	**6.5**	**13.7**		**14.6**		-
on foreign exchange, financial	March 2008	77.8	47.6	10.2	19.9		22.6		-
instruments and exceptional items	Financial year ended	215.2	147.0	25.4	42.8		47.7		6.5
Capital expenditure	**June 2008**	**120.5**	**68.8**	**5.7**	**34.0**	**12.0**	**36.4**	**13.0**	-
	March 2008	95.4	53.6	7.5	26.8	7.6	29.7	8.4	-
	Financial year ended	381.1	212.0	28.1	107.9	33.1	120.3	37.0	9.6
Planned for next six months to December 2008		238.7	138.2	13.4	65.2	21.9	68.1	22.9	-

Underground and surface
South African rand and metric units

Operating Results		Total Mine Operations	South African Operations					International Operations					Discontinued Operations
			Total	Driefontein	Kloof	Beatrix	South Deep	Total	Ghana		Australia		Venezuela##
									Tarkwa	Damang	St Ives	Agnew	Choco 10
Ore milled / treated (000 ton)													
- underground	**June 2008**	**2,749**	**2,379**	**760**	**688**	**778**	**153**	**370**	**-**	**-**	**184**	**186**	**-**
	March 2008	2,468	2,096	669	521	656	250	372	-	-	234	138	-
	Financial year ended	12,017	10,495	3,273	2,941	3,215	1,066	1,522	-	-	993	529	-
- surface	**June 2008**	**9,510**	**1,282**	**785**	**455**	**-**	**42**	**8,228**	**5,469**	**1,057**	**1,549**	**153**	**-**
	March 2008	9,908	1,070	757	287	-	26	8,838	5,765	1,232	1,650	191	-
	Financial year ended	37,598	4,021	2,708	1,012	-	301	33,577	22,035	4,516	6,240	786	761
- total	**June 2008**	**12,259**	**3,661**	**1,545**	**1,143**	**778**	**195**	**8,598**	**5,469**	**1,057**	**1,733**	**339**	**-**
	March 2008	12,376	3,166	1,426	808	656	276	9,210	5,765	1,232	1,884	329	-
	Financial year ended	49,615	14,516	5,981	3,953	3,215	1,367	35,099	22,035	4,516	7,233	1,315	761
Yield (grams per ton)													
- underground	**June 2008**	**6.7**	**6.8**	**8.2**	**7.5**	**4.7**	**7.4**	**6.3**	**-**	**-**	**4.5**	**8.1**	**-**
	March 2008	6.9	7.2	8.6	9.9	3.9	6.4	5.6	-	-	4.5	7.4	-
	Financial year ended	6.7	6.8	8.1	8.4	4.2	6.5	5.7	-	-	4.4	8.1	-
- surface	**June 2008**	**1.1**	**0.8**	**0.7**	**0.9**	**-**	**0.9**	**1.1**	**1.0**	**1.5**	**1.5**	**1.3**	**-**
	March 2008	1.1	1.1	1.1	1.1	-	1.2	1.1	0.9	1.3	1.3	2.6	-
	Financial year ended	1.1	0.9	0.8	0.9	-	0.8	1.1	0.9	1.3	1.4	2.6	1.4
- combined	**June 2008**	**2.4**	**4.7**	**4.4**	**4.9**	**4.7**	**6.0**	**1.4**	**1.0**	**1.5**	**1.8**	**5.0**	**-**
	March 2008	2.2	5.1	4.6	6.8	3.9	5.9	1.3	0.9	1.3	1.7	4.6	-
	Financial year ended	2.4	5.2	4.8	6.5	4.2	5.3	1.3	0.9	1.3	1.8	4.8	1.4
Gold produced (kilograms)													
- underground	**June 2008**	**18,517**	**16,188**	**6,211**	**5,168**	**3,678**	**1,131**	**2,329**	**-**	**-**	**831**	**1,498**	**-**
	March 2008	17,094	15,013	5,721	5,145	2,542	1,605	2,081	-	-	1,056	1,025	-
	Financial year ended	80,413	71,770	26,591	24,587	13,625	6,967	8,643	-	-	4,351	4,292	-
- surface	**June 2008**	**10,344**	**1,020**	**575**	**409**	**-**	**36**	**9,324**	**5,245**	**1,555**	**2,325**	**199**	**-**
	March 2008	10,598	1,154	809	313	-	32	9,444	5,135	1,635	2,175	499	-
	Financial year ended	40,294	3,473	2,274	946	-	253	36,821	20,095	6,041	8,641	2,044	1,052
- total	**June 2008**	**28,861**	**17,208**	**6,786**	**5,577**	**3,678**	**1,167**	**11,653**	**5,245**	**1,555**	**3,156**	**1,697**	**-**
	March 2008	27,692	16,167	6,530	5,458	2,542	1,637	11,525	5,135	1,635	3,231	1,524	-
	Financial year ended	120,707	75,243	28,865	25,533	13,625	7,220	45,464	20,095	6,041	12,992	6,336	1,052
Operating costs (Rand per ton)													
- underground	**June 2008**	**887**	**886**	**896**	**970**	**591**	**1,958**	**897**	**-**	**-**	**874**	**919**	**-**
	March 2008	941	974	984	1,206	655	1,303	753	-	-	725	801	-
	Financial year ended	780	792	830	893	536	1,170	691	-	-	637	793	-
- surface	**June 2008**	**138**	**70**	**78**	**59**	**-**	**52**	**148**	**109**	**242**	**223**	**125**	**-**
	March 2008	119	79	86	63	-	50	124	94	187	171	228	-
	Financial year ended	120	73	79	62	-	54	126	93	190	180	230	251
- total	**June 2008**	**306**	**600**	**480**	**607**	**591**	**1,548**	**180**	**109**	**242**	**292**	**561**	**-**
	March 2008	283	672	507	800	655	1,185	149	94	187	240	468	-
	Financial year ended	280	593	490	680	536	924	150	93	190	243	456	251

Discontinued operations are excluded from Total International and Total Mine Operations.

Development results

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres.

Driefontein		June 2008 quarter			March 2008 quarter			Year ended F2008		
	Reef	Carbon Leader	Main	VCR	Carbon Leader	Main	VCR	Carbon Leader	Main	VCR
Advanced	(m)	4,066	846	1,625	3,622	674	1,533	16,867	3,867	6,725
Advanced on reef	(m)	836	364	149	566	342	202	2,942	1,868	951
Sampled	(m)	912	300	108	462	309	138	2,859	1,563	693
Channel width	(cm)	73	51	123	56	56	89	62	42	80
Average value -	(g/t)	24.5	11.5	22.0	46.3	6.3	40.2	24.6	11.5	24.3
-	(cm.g/t)	1,792	590	2,700[1]	2,570	354	3,571	1,522	487	1,954

Kloof		June 2008 quarter				March 2008 quarter				Year ended F2008			
	Reef	Cobble	Kloof	Main	VCR	Cobble	Kloof	Main	VCR	Cobble	Kloof	Main	VCR
Advanced	(m)	-	170	1,273	6,339	17	271	1,284	4,859	120	1,017	5,830	26,615
Advanced on reef	(m)	-	41	228	770	1	79	357	712	105	137	1,296	3,432
Sampled	(m)	-	60	294	693	-	57	336	753	105	138	1,233	3,046
Channel width	(cm)	-	135	37	105	-	121	68	103	175	127	83	101
Average value -	(g/t)	-	2.1	17.0	17.6	-	1.3	16.3	18.2	5.5	1.8	12.8	20.2
-	(cm.g/t)	-	290	633[2]	1,849	-	152	1,103	1,872	956	232	1,055	2,040

Beatrix		June 2008 quarter		March 2008 quarter		Year ended F2008	
	Reef	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans
Advanced	(m)	7,301	2,352	7,183	2,058	31,248	9,551
Advanced on reef	(m)	1,490	469	1,525	421	7,058	1,279
Sampled	(m)	1,014	417	1,668	387	6,495	1,176
Channel width	(cm)	69	108	103	124	92	115
Average value -	(g/t)	9.1	11.6	8.6	13.9	9.0	14.9
-	(cm.g/t)	628[3]	1,253[3]	881	1,726	835	1,716

South Deep		June 2008 quarter		March 2008 quarter		Year ended F2008	
	Reef	VCR	Elsburg	VCR	Elsburg	VCR	Elsburg
Advanced	(m)	300	689	534	697	2,371	3,479
Advanced on reef	(m)	-	680	25	537	221	2,844
Sampled	(m)	-	-	15	-	201	-
Channel width	(cm)	-	-[4]	24	-[4]	70	-[4]
Average value -	(g/t)	-	6.7	3.8	6.5	18.7	6.1
-	(cm.g/t)	-	-[5]	91	-[5]	1,319	-[5]

1) A decrease in value at the VCR in the 4 shaft pillar.

2) MVR traversing lower grade zones.

3) Traversing lower grade areas as anticipated by local geological models.

4) Full channel width not fully exposed in development, hence not reported.

5) Trackless development in the Elsburg reefs is evaluated by means of the block model.

Administration and corporate information

Corporate Secretary

CAIN FARREL

Tel: (+27)(11) 644 2525
Fax: (+27)(11) 484 0626
e-mail: cain.farrel@goldfields.co.za

Registered Offices

JOHANNESBURG

Gold Fields Limited
24 St Andrews Road
Parktown
Johannesburg
2193
Postnet Suite 252
Private Bag X30500
Houghton 2041
Tel: (+27)(11) 644 2400
Fax: (+27)(11) 484 0626

LONDON

St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
United Kingdom
Tel: (+44)(20) 7499 3916
Fax: (+44)(20) 7491 1989

American Depository Receipts Transfer Agent

Bank of New York

Shareholder Relations
P O Box 11258
New York, NY20286 –1258

US toll-free telephone: (1)(888) 269 2377
e-mail: shareowner-svcs@mail.bnymellon.com

Gold Fields Limited

Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123

Investor Enquiries

WILLIE JACOBSZ

Tel: (+508) 358 0188
Mobile: (+857) 241 7127
e-mail: wjacobsz@gfexpl.com

Media Enquiries

DANIEL THOLE

Tel: (+27)(11) 644 2638
Fax: (+27)(11) 484 0639
e-mail: dthole@goldfields.co.za

Transfer Secretaries

South Africa

Computershare Investor Services
(Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Tel: (+27)(11) 370 5000
Fax: (+27)(11) 370 5271

United Kingdom
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England

Tel: (+44)(20) 8639 3399
Fax: (+44)(20) 8658 3430

WEBSITE
http://www.goldfields.co.za

Forward Looking Statements

Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa; decreases in the market price of gold; hazards associated with underground and surface gold mining; labour disruptions; changes in government regulations, particularly environmental regulations; changes in exchange rates; currency devaluations; inflation and other macro-economic factors; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Directors

A J Wright *(Chairman)*	K Ansah[#]	D N Murray	R L Pennant-Rea *	* British
N J Holland * *(Chief Executive Officer)*	J G Hopwood	D M J Ncube	C I von Christierson	[#] Ghanaian
T P Goodlace *(Chief Operating Officer)*	G Marcus		

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 30 July 2008

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor
            Relations and Corporate Affairs